BLACKBERRY CODE OF BUSINESS STANDARDS AND PRINCIPLES

BlackBerry Code of Business Standards and Principles Contents

Contents 3 BlackBerry’s business is based on trust. Since the early days of BlackBerry, customers have extended us the highest trust by allowing our solution inside their firewalled networks. They trust us to secure their most valuable information. They trust us to help them meet the range of demanding regulatory, compliance and legal requirements in sectors like finance, health and government. It has taken years to build this legacy of trust. We have earned it by delivering trustworthy products – and by conducting our business ethically and responsibly. To maintain this trust, everyone at BlackBerry must continually demonstrate that we are an ethical company. We are judged by our collective and individual behavior. Whether our dealings are with government regulators and law enforcement or an increasingly socially conscious buying public – our stakeholders are watching us. That means, every day, we need to show that we are exemplary corporate citizens with a strong commitment to comply with, or exceed, all legal, regulatory, and ethical requirements. To help every person who conducts business on behalf of BlackBerry understand what’s expected of them, we have prepared a Code of Business Standards and Principles (BS&P). The BS&P sets forth the standards by which we conduct our operations. It is important to the long term health of our business. That is why all of us, including members of the Board of Directors, officers, employees and independent contractors who conduct business on behalf of BlackBerry are asked to acknowledge that we have read, understand and will comply with the BS&P. Ethical behavior is not just a set of dos and don’ts. The BS&P is no substitute for good judgment and cannot cover every situation we may encounter in our daily work. When in doubt, seek guidance from the resources referred to in the BS&P. And when you see something you believe to be in violation of or inconsistent with the BS&P, say something. You are the first line of defense in protecting BlackBerry from misconduct or ethical breakdowns. I take business ethics very seriously, and that commitment is shared by the Board of Directors. Our standards and principles will be enforced fairly and consistently, keeping in mind that individuals with responsibility are held to higher standards. The reputation and success of BlackBerry depends on maintaining a very high standard of conduct. Please review our BS&P and, more importantly, make sure they are reflected in your everyday behavior. John Chen Executive Chairman and Chief Executive Officer, BlackBerry An Introduction from John Chen

4 BlackBerry Code of Business Standards and Principles TABLE OF CONTENTS Chapter 1 Acting With Integrity: The Purpose Behind Our Code 6 Continuing Our Legacy of Trust / Live Our Code 11 BlackBerry Managers Have Additional Responsibilities Chapter 2 Participating in an Ethical Culture 14 Actively Seek Guidance and Report Concerns Chapter 3 Performing With Integrity for BlackBerry 18 Protect BlackBerry’s Assets and Information 22 Do Not Disclose BlackBerry Confidential Information 24 Protect and Respect Intellectual Property Rights and Open Source Software 26 Avoid Conflict of Interest Situations Chapter 4 Treating Our Customers and Business Partners With Integrity 30 Do Not Allow Bribes or Other Improper Payments 31 Adhere to Competition Laws 33 Participate in the Larger Telecommunications Community 33 Market Our Products with Integrity 34 Comply with International Trade Control Laws and Regulations 36 Work to Prevent Money Laundering or Terrorist Financing 37 Comply with All Government Contracting Requirements 39 Obtain and Use Third-Party Information Appropriately

5 Chapter 5 Respecting Our Colleauges 40 Create and Maintain a Positive Environment 41 Value Workplace Health and Safety 42 Safeguard Each Other’s Personal Information Chapter 6 Acting With Honesty and Transparency for Our Investors 44 Make Accurate and Timely Disclosures 45 Keep Accurate Financial Records and Support Robust Controls 47 Ensure Financial Integrity and Responsibility 49 Cooperate with Internal and External Audits, Investigations and Inquiries 50 Avoid Insider Trading and Tipping 52 Remember that We Speak with One Clear Voice Chapter 7 Committing to Social Responsibility for Our World 54 Uphold Human Rights 54 Protect Our Environment 56 Give Back to Our Communities 58 Participate in the Political Process Responsibly 59 Chose Responsible Suppliers and Service Providers 62 Glossary of Defined Terms 66 Index Click for BS&P Resource Guide Click for Appendix – Giving and Receiving Gifts, Entertainment or other Business Courtesies Click for Appendix – Prevention of Improper Payments Policy

BlackBerry Code of Business Standards and Principles Contents 6 comply with the BS&P. Employees with certain roles and responsibilities must also complete additional certifications and training. Regardless of your certification status, you are always obligated to follow the BS&P, BlackBerry policies and all applicable laws. Following the BS&P and acknowledging that you will follow it is a condition of employment. You must report observed or suspected violations of the BS&P. Choose Integrity Our success depends on your commitment to integrity. Be honest, fair and trustworthy. Select ethical business partners who share our commitment to integrity. ACTING WITH INTEGRITY: THE PURPOSE BEHIND OUR CODE Know What Is Expected of You The BS&P is a statement of principles designed to help us do our jobs in a legal and ethical manner. You can rely on it for guidance about what it means to conduct BlackBerry business with integrity. The BS&P does not address every situation or rule; instead, it outlines expected behaviors and illustrates examples of how you must take personal responsibility. You must review, understand and comply with the BS&P and all relevant policies and procedures. If you have questions, you must seek clarification. You will be asked, on an annual basis, to certify that you have read, understand, and will continue to 1 BS&P SECTION CONTACT(S) (Click to view) Continuing Our Legacy of Trust / Live Our Code For the info of each team in this chapter • Integrity & Compliance Office We must all follow our Code of Business Standards and Principles (the “BS&P”). But it is more than just a set of rules and guidelines. It is a reflection of who we are as a company. From the start, BlackBerry showed the world that we could safeguard and securely deliver e-mail to our customers, and committed ourselves to conducting business with integrity. As a result, customers know us for secure communication and reliable business dealings marked by honesty and respect. It is why they choose BlackBerry. We do the right thing every day to build this reputation. It is our legacy of trust.

Never compromise on integrity. There is no excuse for cutting corners when it comes to this, no matter what the situation is. If you violate the BS&P or other policies, you are subject to disciplinary action up to and including termination.

By committing to lawfulness and ethics, you contribute to the strength of the BlackBerry brand, protect us against financial loss, and avoid civil and criminal penalties that may result from wrongdoing.

Speak Up and Act

As you weigh decisions day-to-day, consider the ethical dimensions of your options. Where appropriate, speak up and act. BlackBerry supports you, and has access to internal and external professionals trained to assist with legal and ethical issues. Never let your conduct be influenced by rationalizations like "Our competitors do this," "This is the way business is done overseas," and "The Company can easily afford it."

You must promptly report any knowledge of or concerns regarding actual or potential violations of law or policy whether they occur inside BlackBerry or through external dealings. When asked to participate in any review of a compliance matter, you must cooperate.

BlackBerry offers many ways to report such as: BlackBerry EthicsLink (which allows anonymous reporting), your manager, HR Business Partner, Legal, Finance, and the Integrity & Compliance Office.

Take Personal Responsibility

BlackBerry believes that each Board member, officer, manager and employee should take personal responsibility for ensuring that the letter and spirit of the BS&P is followed. No one can make you act unethically, unlawfully, or in a way that contradicts the letter and spirit of the BS&P or our policies.

BlackBerry's high standards apply to its employees and partners. You must report observed or suspected illegalities and violations whether they occur inside BlackBerry or through external dealings.

"Our success depends on your commitment to integrity. Be honest, fair and trustworthy."


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8 BlackBerry Code of Business Standards and Principles Contents Is it illegal? Is it unethical or in violation of the BS&P? Could it harm the company or others? Does it violate any applicable law or regulation? Is it dishonest or untrustworthy? Is it otherwise inconsistent with BlackBerry’s values, BS&P or other policies? Would it be improper for me to act or fail to act? Does it put BlackBerry or me in a compromised position? Does it create a conflict of interest between BlackBerry and my personal affairs? Does it jeopardize workplace safety or the environment? Does it disrespect any work colleague, customer, business partner or community? Does it misuse or improperly reveal confidential information of BlackBerry or a third party? Will it make BlackBerry books and records inaccurate, or otherwise adversely affect shareholders? Would I be concerned if it became a front page headline? Are any of these close questions? Make Decisions with Integrity It is your responsibility to exercise good judgment and act ethically. The diagram below provides you with guidance on ethical decision-making when you are unsure. If you can answer “no” to all the following questions, then the decision to move forward is probably appropriate. If you answer “yes” to any question or continue to be unsure, then stop and seek appropriate guidance from your manager, Human Resources, Legal, or the Integrity & Compliance Office if you would like to proceed.

Comply with Applicable Laws BlackBerry operates as a global company and does business all over the world. This means we must comply with the laws of many different countries. You are responsible for knowing and following the laws that apply where you work or do business. In addition, because a country’s laws may apply outside its boundaries you may need to be familiar with and follow the laws of a country other than the one where you work or do business. You may find your activities are subject to the laws of more than one country at the same time. If the BS&P or company policies are inconsistent with local law, you must follow local law. If, however, a custom or practice permitted by local law is inconsistent with the BS&P, you must follow the BS&P. If you are not sure what to do or have any questions or concerns, you should talk to your manager, HR Business Partner, Legal or the Integrity & Compliance Office. This is particularly important if you think your activities are subject to the laws of more than one country and those laws may conflict with each other or with the BS&P. Be Aware of the Consequences Violations of law can have serious consequences for BlackBerry and you, including substantial monetary fines, imprisonment or employee discipline up to and including termination. Waivers Must Be Provided in Writing If you would like to seek a waiver of the BS&P, you must make full disclosure of your particular circumstances in writing to the Integrity & Compliance Office for approval in advance of any action. Board members and the BlackBerry CEO must seek such waivers from the Audit and Risk Management Committee of the Board of Directors. BlackBerry will disclose such waivers as required by law or applicable stock exchange rules. Q: What law or rule should I follow? A: You should: • Know and follow the laws of the country (or countries) where you do business. • Know and follow our BS&P and policies as long as they do not conflict with applicable law. • When in doubt, ask. Contents 9

10 BlackBerry Code of Business Standards and Principles Contents Q: How can I have a say in the Integrity & Compliance program? A: Here are a few ways that you can provide your ideas and suggestions: • Discuss them with your manager, Human Resources or the Integrity & Compliance Office. • Comment on integrity messages posted to BlackBerry Square. • Submit them on BlackBerry Ideas, a portal for providing ideas about all aspects of BlackBerry (go/ideas). Q: A vendor just called and claims that under a certain law we are responsible for a problem that must be remedied quickly. What do I do? A: Legal furnishes advice on all legal issues arising in the course of your BlackBerry work, including advising on legal claims that third-parties make. Information on the various legal teams and contact information can be found at go/legal or by contacting legal@blackberry.com. Q: Why are certain written disclosures and approvals required? A: Written disclosure and approval is required for activities that are high risk and can often benefit from the guidance of someone with specialized expertise about the law or application of BlackBerry policies, in addition to a manager’s oversight. Disclosures provide documentation that is useful in any internal or external investigation that may occur later. In addition, criminal sentencing guidelines and industry best practices dictate that we document our integrity and compliance activities. Here are routine activities that require disclosure and proper written approval before they can proceed: • Engaging in something that poses an actual or perceived conflict of interest, such as starting a business, hiring a family member to do work for BlackBerry, or investing in a supplier BlackBerry uses. • Giving or receiving anything of value to or from a public official, including giving a device or other BlackBerry product. • Giving a gift valued at more than $50 ($100 for meals and entertainment). • Giving a gift of a BlackBerry product to someone who is not a public official as a business courtesy to reflect esteem or gratitude, or as part of promoting, demonstrating, or explaining a BlackBerry product or service. • Retaining or hiring a third party to represent BlackBerry before any government or to distribute or sell BlackBerry products and services. • Speaking publicly for BlackBerry is the job of individuals designated in our Corporate Disclosure Policy. You must not respond to questions about BlackBerry, even informally, from the investment community (including financial analysts and investors), regulators and the media, without proper authorization. • You have an obligation to disclose to BlackBerry in writing any development of IP. This includes any IP that you develop and believe should be considered an “excluded development” that does not belong to BlackBerry. • Requesting a waiver of BS&P requirements. Please refer to the BS&P for more information about the requirements for engaging in these activities and others that require disclosures. Disclosures for written approval can be made as directed in the BS&P or at integrity@blackberry.com.

BS&P SECTION CONTACT(S) (Click to view) BlackBerry Managers Have Additional Responsibilities For the info of each team in this chapter • Integrity & Compliance Office Never retaliate or tolerate retaliation against anyone who in good faith reports a concern or cooperates with a BlackBerry investigation or audit. Keep ethical behaviors in mind when interviewing candidates. Seek individuals who exhibit a commitment to integrity. Managers at all levels are expected to lead through example. As a manager, you have a special responsibility to lead with integrity. You must do more than behave legally and ethically yourself. Dedicate yourself to making sure that your team members do as well. This requires affirmative, visible steps on your part. Lead with Integrity Show your team lawful behavior. Show them ethics. Act with unyielding commitment to integrity day-in and day-out. Speak truthfully always. Never abandon our standards and principles. Stay faithful to our culture of integrity – our legacy of trust. Set the right tone from the top. Listen to concerns and respond. Discuss how to make good choices in the face of the challenges your team faces. Instill in your team a belief that conducting business with integrity is our only path to success. Seek opportunities to explain the serious consequences that arise from cutting corners when it comes to integrity. Make Integrity Central to Your Leadership Adopt and follow processes and controls within your team that promote integrity and adherence to law. Set goals with integrity in mind. Make sure your team members are familiar with the BS&P and the laws and policies that apply to your team. Complete required compliance training, conscientiously and on time, and ensure that your team members do too. Cultivate Integrity An important part of maintaining an ethical culture is promoting an environment in which your team members are comfortable asking questions and raising concerns about potentially unethical behavior. Create this environment. Strive to have your team members regularly bring you their concerns. Answer their questions. Remediate or, as necessary, escalate identified issues. Ensure activities and disclosures receive the appropriate review and approvals. 11Contents

12 BlackBerry Code of Business Standards and Principles Contents Reward Integrity Recognize and encourage ethical conduct. Call out situations where integrity won the day – prevented financial loss, protected or built our reputation, or avoided other serious consequences. Do Not Tolerate Behavior Lacking Integrity You have a special responsibility to report illegal behavior and violations of the BS&P. You must stop misconduct with quick, appropriate action. You must inform your manager or the appropriate representative of Legal, Human Resources, Finance or the Integrity & Compliance Office of potential breaches that you observe or have reported to you. Closely Manage Spending As a manager, you are responsible for the money spent and expenses incurred by your reports, and must carefully review such spend and expenses before approving. If you don’t understand what you are approving or do not have complete information, don’t approve. Get the information you need or seek help. A: The requirement is that you manage the activities of your team to deliver against your team objectives and prevent fraud, corruption and other violations of the BS&P or the law. The BS&P does not cover every situation or spell out each specific process or control your team must follow to promote lawfulness and integrity. Determine the legal and ethical risks your team faces and then develop ways to address them. Here are some ideas to get you started: • Budget planning: establish processes and deadlines for budgeting to ensure that sourcing, purchase order, and contract requests for vendors can be submitted on time. • Service-provider guidelines: provide guidance for how a service provider should perform routine interactions with your team, such as requirements for safeguarding BlackBerry assets and formatting quotes, invoices and proof of activity. • Regularly review and discuss challenges: identify and capture the information and reporting that will allow you to monitor compliance with your requirements, and set aside a regular time to discuss the challenges that your team faces as it conducts business with integrity, perhaps during a monthly team meeting. Q: We have company-wide policies, so why do I have a managerial responsibility to implement my own processes and controls? Please contact the Integrity & Compliance Office if you would like assistance or suggestions.

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14 BlackBerry Code of Business Standards and Principles Contents There Are Multiple Ways to Raise Issues and Ask Questions You can turn to any of the following resources with questions or concerns: • Your manager/team-lead or senior managers (usually the best place to start) • Your Human Resources Business Partner • Legal (legal@blackberry.com or refer to go/legal for a resource) • Finance • Integrity & Compliance Office (integrity@blackberry.com) • BlackBerry EthicsLink (see next page) You should take care to not report a violation to someone that you believe may be involved in the matter. PARTICIPATING IN AN ETHICAL CULTURE Integrity Requires Raising Concerns and Asking Questions You must report suspected ethics and compliance violations immediately so that BlackBerry can address the issue. This includes possible breaches of law, the BS&P or other BlackBerry policy. You must communicate any information that you have regarding the incident or situation. When in doubt about whether or how applicable law or our standards and principles apply to a given situation, ask questions. Integrity Requires That You Assist with Investigations We expect you to assist with BlackBerry investigations and audits, which includes telling the truth. If you do not, it could result in discipline including termination of employment. We Respect Confidentiality We will keep your identity confidential if you report a concern, to the extent consistent with law and the need to investigate. BlackBerry takes this very seriously. Retaliation Is Not Tolerated Retaliating against anyone who makes a good faith report of suspected unethical or illegal conduct is a violation of the BS&P and will not be tolerated by BlackBerry. The same is true of anyone participating in the investigation of a report. It does not matter whether the specific circumstances reported actually amount to misconduct. 2 BS&P SECTION CONTACT(S) (Click to view) POLICY OR PROCEDURE (Click to view) Actively Seek Guidance and Report Concerns For the info of each team in this chapter • Teams identified in this section • Handling Financial Complaints Guidelines

15Contents BlackBerry EthicsLink You can make reports of any type of ethics or compliance concern directly to the Audit Committee of the Board and the Integrity & Compliance Office using BlackBerry EthicsLink. If you are uncomfortable identifying yourself, you have the option of reporting anonymously, subject to applicable laws. BlackBerry will not attempt to identify you if you choose to remain anonymous. Keep in mind that anonymous reports are more difficult for our Company to investigate, so whenever possible, you are encouraged to share your identity. We Will Investigate Promptly and Fairly BlackBerry will investigate all reports promptly, thoroughly and fairly, and will take appropriate action when necessary. BlackBerry strives to respond to policy violations consistently, providing appropriate discipline given the circumstances and the individual’s level of responsibility. Depending on the type of issue, different organizations may be involved such as the Integrity & Compliance Office, Legal or Human Resources. Individuals who are the subject of the report will not be part of the review or investigation team. When the investigation team completes their review, it reaches a conclusion and makes recommendations on how to fix any problems identified. A summary of the case is provided to senior managers – who are independent from any misconduct – for review and action as required. For EthicsLink cases, we post an update to EthicsLink so the reporter can confirm that the matter has been addressed. Using EthicsLink BlackBerry EthicsLink is available 24 hours a day, seven days a week. BlackBerry has contracted with a leading international compliance and ethics company to run a reporting online web portal and call center, giving you multiple ways to provide any concerns: Online Concerns can be logged at www.BlackBerryEthicsLink.com. A team will conduct an investigation, using the portal to provide the reporter with updates on the case and to ask for further information. The reporter can access the case details at any time accessing www.BlackBerryEthicsLink.com and selecting “Follow-up on a report”. Phone Call 1 (877) 281-5509 if you prefer phone. This is a toll free number for Canada and the United States. For other countries, visit www.BlackBerryEthicsLink.com for toll free dialing instructions in your region. Translators are also available, when needed. Regular mail You can also send anonymous concerns addressed as follows: Chief Compliance Officer 2200 University Avenue East Waterloo, ON, Canada N2K 0A7 Since it does not use the interactive functionality of the online web portal, an anonymous letter will not allow you to receive updates and follow-up information requests. Q: How can I learn more about the results of investigations? A: Follow messaging on BlackBerry Square about integrity and policies. Many of these messages are the result of investigation findings and recommendations. If you make a report and use BlackBerry EthicsLink, you will receive update information from the investigation team.

Contents Q: Confidentiality is protected “to the extent consistent with law and the need to investigate.” What does that mean to me if I make a report? A: We will rigorously protect your confidentiality, only disclosing a reporter’s identity when absolutely necessary, such as if we are compelled by law. Q: How do I know when something needs to be reported? A: The BS&P outlines expected behavior and you must report suspected violations immediately. The Q&As, hypothetical scenarios and red flags throughout the BS&P suggest items to look out for. You can work with your manager, Integrity & Compliance or Legal to identify red flags and items of concern that relate directly to the particular day-to-day work you do. And when it doubt, ask for guidance. Q: I have loyalty to my team. Won’t making a report disrupt our work? A: You should not factor potential disruption into your decision of whether to report. Ask yourself whether a wrongdoer deserves that you turn a blind eye, sacrificing your and the Company’s integrity. The financial losses, reputation damage, and serious legal consequences of ongoing wrongful behavior would be vastly more disruptive to BlackBerry and your team than a report and subsequent efforts to address ethical concerns and gaps in our procedures. Q: How can I find someone to help me with an issue I’ve never encountered before? A: The BS&P Resource Guide identifies internal stakeholders and experts in particular areas, as well as places to find procedure and policy information. But don’t worry so much about finding the right person on your own; any of the resources identified here can help send you in the right direction, whether it is your manager, Human Resources, Legal, Finance or Integrity & Compliance. 16 BlackBerry Code of Business Standards and Principles

17 “BlackBerry will investigate all reports promptly, thoroughly and fairly, and will take appropriate action when necessary”

18 BlackBerry Code of Business Standards and Principles Contents Only Legitimate Business Use Is Permitted BlackBerry assets and information should only be used for legitimate business purposes. At times, limited personal use of assets such as BlackBerry® smartphones, company e-mail or Internet connections, may be permitted. However, you must limit such personal use, and cannot allow it to interfere with your work or overburden BlackBerry systems. This includes a prohibition on using BlackBerry assets in support of outside business, political or charitable interests. You must never use BlackBerry assets to access, use or share information deemed inappropriate for a workplace setting. This includes content of a sexual nature, inappropriate or derogatory humor, or discriminating or harassing comments. You must also never use BlackBerry assets in connection with any illegality. PERFORMING WITH INTEGRITY FOR BLACKBERRY Make Appropriate Use of BlackBerry Assets BlackBerry assets and information are valuable resources intended to make our performance more efficient. It is important that we protect these assets and never allow our personal use of them to interfere with our job responsibilities. BlackBerry assets include valuable information, such as: • Intellectual property. • Confidential and proprietary information, including personal information or data of customers that was provided to BlackBerry in confidence. • Sales, marketing and other business strategies and plans. • Financial data. • Technology and software. • Other trade secrets. Our assets also include physical property, like: • Cash. • Equipment. • Facilities. • Supplies. • Product inventory. Protecting BlackBerry assets and information is critical to our business and overall success. Improper handling, waste or misuse of our assets can hinder our business and, in some cases, pose serious security risks for our Company and our fellow employees and lead to employee discipline including termination. 3 BS&P SECTION CONTACT(S) (Click to view) POLICY OR PROCEDURE (Click to view) Protect BlackBerry’s Assets and Information For the info of each team in this chapter • Security • Privacy • BlackBerry Corporate Security Policy • Acceptable Use of BlackBerry Systems and Data Directive

Expect Monitoring of BlackBerry Assets and Systems

When using BlackBerry assets such as telephones, fax machines, desktop or laptop computers or BlackBerry® smartphones, you should not expect that any of the information you send or receive is private. Where allowed by local law, our Company may monitor your use of any BlackBerry assets to ensure it is in line with the principles set forth in the BS&P.

As a group of companies with an international presence, personal information may be collected, used, processed, transferred or stored by or on behalf of BlackBerry in multiple locations where we or our service providers have offices and facilities including Canada, the United States, the European Economic Area, Singapore and other locations that may be outside the country in which you are situated.

Protect Against Misappropriation and Fraud

BlackBerry does not tolerate misappropriation of Company assets or fraud. It is wrong for employees or others to misuse, abuse, steal or waste any BlackBerry asset – including employees' time during the work day – in order to obtain a personal financial gain or other benefit. Misrepresentation or deception can occur through words, through conduct or by concealing facts and actions from the Company. Whether it is stealing product samples, inflating overtime hours, falsifying an expense report or embezzling from the company, all are dishonest, disallowed and could result in significant adverse consequences both to BlackBerry's reputation and brand, and to your continuing employment.

You can do your part to protect against misappropriation and fraud by following security procedures, and maintaining vigilance for indications of misuse, theft or waste of Company assets.

General Guideline for Use of Assets

Approved Uses of BlackBerry Assets:

- Legitimate business use.
- Limited personal use, so long as it does not interfere with your work or overburden BlackBerry systems.

Prohibited Uses of BlackBerry Assets (Absent Authorization):

- Non-BlackBerry purposes, including for an outside business.
- In a manner reflecting negatively on our Company.
- Unlawful or offensive activities.
- In support of political activities. (Please see the more complete discussion at Participate in the Political Process Responsibly).


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Contents A: No. Falsifying company records is wrong and prohibited, regardless of whether it would have a financial impact to the Company or an employee. The fact that the misrepresentation would result in an undeserved financial benefit makes it Q: My sales team is short of a quarterly sales goal that will impact our bonuses. A customer has told me that it intends to place a large order at the beginning of the next quarter, which is just a few days away. Is it permissible for me to falsify a sales report so that the order appears to make up the shortfall? Q: Why does BlackBerry monitor telephones, fax machines, desktop or laptop computers or BlackBerry® smartphones? A: Laws or legal processes may require BlackBerry to preserve, search or access information from BlackBerry systems in connection with threatened or pending litigation or to meet legal or regulatory requirements (for example, to conduct compliance investigations, to address misconduct or misuse of BlackBerry systems, or to respond to court orders, warrants or other lawful requests or legal processes). BlackBerry systems may also be subject to ongoing maintenance and scanning to ensure they are operating properly, to promote safety and protect the integrity and security of the information, and to ensure continuity of business operations. fraudulent. Laws also require that books and records be complete and accurate, so any misrepresentation in our books and records – whether fraudulent or intended to benefit the Company or not – may be a violation of law. 20 BlackBerry Code of Business Standards and Principles

21Contents Red Flags The following “red flags” will help you identify possible instances of fraud and misuse of assets. Remember that red flags do not always indicate impropriety but rather provide possible warning signs of fraud, misuse of assets or other misconduct. 1. Any financial transaction that does not make either common or business sense, such as transactions or events occurring at odd times, amounts that are too large or small, unusual deal structure, margins or discounts that are unusually high, cash payments or excessive upfront payments (e.g., Company assets sold under market value or in a manner that excludes other potential buyers from bidding). 2. Transactions with questionable government connections, involving people closely connected to a public official, political contributions or payments to a public official, use of a specific consultant or other business partner at the request of a public official, or requests for increased commission during a negotiation with a public official. 3. Service contracts that result in no apparent product or service, including payments to agents or other individuals where it is not clear what service or benefit they have provided. 4. Inconsistent or misleading statements regarding transactions or relationships. 5. Rumors, media or other reports of unethical or suspicious conduct, such as a conflict of interest. 6. Information (whether or not involving BlackBerry) that comes to light regarding a bribe or misconduct by a party with whom an employee, agent or contractor has a relationship. 7. A suggestion that no one needs to know “specifics” or “details” about how a transaction will be completed or an objective attained. 8. Reluctance to provide information to managers, auditors, legal, investigators or others who should have access. 9. Irregular, missing or questionable documents. 10. Efforts to document a transaction in a way that is inaccurate or incomplete, or that otherwise falsifies the transaction or supporting documentation 11. Invoices that contain suspicious or unexplained items such as “miscellaneous payments,” “business facilitation expenses” or “unforeseen expenses.” 12. Lack of segregation of duties in vulnerable areas, such that decisions can be dominated by an individual or small group, particularly where there is little or no oversight. 13. Refusal to take vacation and/or sick leave (if other red flags are present). 14. Involvement in a transaction of people who aren’t normally involved, aren’t qualified, are referred to cryptically or are not identified by name. 15. Suggestion that an undisclosed person must be “kept happy” or words to that effect. 16. Any payment required to “get the business” or where there is a suggestion that an unusual payment is being dictated by an outside party. 17. Extravagant gifts or unexplained benefits such as expensive cars, jewelry, clothes or travel. 18. High employee turnover, especially in those areas that are more vulnerable to fraud. 19. Frequent changes in corporate bank accounts including unexpected overdrafts or declines in cash balances, inability to explain variances in invoices or account balances. 20. Frequent exceptions and overrides of corporate policies, procedures and controls. If you see red flags or you have some other basis for suspecting fraud or misuse, you are obligated to raise your questions or concerns. Your best guide is often a feeling that something is wrong.

22 BlackBerry Code of Business Standards and Principles Contents • There is a signed and valid non-disclosure agreement in place (be sure to follow the instructions on go/nda for completing and then submitting the original signed copy of the agreement to the NDA Mailbox). • You have marked the documents disclosed as “BlackBerry Confidential”. Report “Leaks” Immediately You must immediately report any unauthorized disclosure of BlackBerry confidential or proprietary information – even inadvertent – and other security incidents to Corporate Security, as well as your manager. This Is a Lasting Obligation Your obligation to safeguard BlackBerry confidential or proprietary information continues after you are no longer a BlackBerry employee. You may never disclose BlackBerry confidential or proprietary information after you leave, unless you have BlackBerry’s consent to do so. It is vital that you think of and protect information just like you would any other BlackBerry asset. Much of the information available to you as a BlackBerry employee is confidential or proprietary. This is information not generally available to the public, which includes BlackBerry technical information, business and marketing data and plans, financial data, internal e-mail communications, information about customers including personal information or data, existing and future product information and any other information generally considered confidential in our industry. If you fail to properly protect and secure BlackBerry confidential or proprietary information, you could be subject to discipline up to and including termination. If you have any questions on whether information is confidential or proprietary, or how to protect it, you should consult your manager or Corporate Security. Avoid Inadvertent Disclosure You must be extremely careful to avoid disclosure of BlackBerry’s confidential or proprietary information. You should not discuss such information in public places where others may overhear you, or on blogs or social media networks. You must never leave it unattended. Intentional Disclosure Must Be Authorized You must exercise extreme caution before intentionally disclosing any confidential or proprietary information. When disclosing such information within BlackBerry, you should be sure you are authorized to do so and then only share it with colleagues who truly need to know the information to do their jobs. You should not disclose confidential or proprietary information to anyone outside of BlackBerry unless all of the following are met: • You have obtained your manager’s approval or already have the authority to do so. • The disclosure is limited only to such information as is necessary to fulfill BlackBerry’s particular business purpose. BS&P SECTION CONTACT(S) (Click to view) POLICY OR PROCEDURE (Click to view) Do Not Disclose BlackBerry Confidential Information For the info of each team in this chapter • Security • Non-Disclosure Agreement Team • BlackBerry Employee/Consultant Confidentiality and Intellectual Property Agreement • BlackBerry Information Classification Policy

Contents Q: Where can inadvertent disclosure occur? A: Public places where others may overhear you include places such as airports and airplanes, train stations, coffee shops, hotel lobbies or while attending conferences or other industry events. Since there is no way of knowing who may be listening or watching, you must be sensitive to your environment. Never take any risks that could jeopardize the security of BlackBerry’s confidential or proprietary information. A: No. You have no way of confirming whether anyone is listening to your conversations, and whether you are compromising confidential BlackBerry information. You must not discuss confidential or proprietary information in such situations, and doing so could result in discipline, up to termination. Additionally, while it is acceptable for you to respond to e-mails on your Company-issued BlackBerry smartphone, you must be cautious when Q: I travel frequently for my job. While at the airport awaiting a flight, I check my e-mail and return phone calls on my pre-released BlackBerry smartphone. My conversations are usually brief, but sometimes turn to detailed discussions of confidential BlackBerry protocols. Such in-depth calls are rare, and I believe that no one is listening to my conversations in the noisy terminal. As long as I limit the frequency of these calls, is it okay for me to discuss confidential matters in a public place? viewing sensitive materials – especially on a pre-released device. Even though it may seem that others around us are not paying attention to your work, you never know who may be looking or listening. In particular, pre-release devices not yet available to the public must always be used with discretion and kept out of plain view, unless proper authorization has been received to display it in public for business purposes. 23

24 BlackBerry Code of Business Standards and Principles Understand the Implications of Intellectual Property Rights and Developments Among our most valuable assets is our intellectual property (“IP”) – inventions, patents, trade secrets, trademarks, copyrights, design rights, know-how and other proprietary information. You are accountable to establish, protect, maintain and defend BlackBerry’s rights in all commercially significant intellectual property and original works of authorship (including, but not limited to, computer programs, equipment manuals and databases) and to use those rights in responsible ways. You must likewise respect the valid, exclusive IP rights or copyrighted materials of third parties. As part of the BlackBerry Employee/Consultant Confidentiality and Intellectual Property Agreement you previously signed or acknowledged, virtually all IP developed in the course of your employment belongs to BlackBerry. You also have an obligation to disclose to BlackBerry in writing any development of IP. This includes any IP that you develop and believe should be considered an “excluded development” that does not belong to BlackBerry. If you would like to make a written disclosure, have any questions about the use and disclosure of BlackBerry’s and third parties’ IP or have questions relating to “excluded developments”, contact the Integrity & Compliance Office. Be Compliant in Open Source Development Open source software is free of charge and made available as source code, but under licenses that impose certain legal obligations. Non-compliant use of open source software can have significant consequences for BlackBerry, our suppliers, our distributors and even our customers. Prior to using, modifying or distributing open source software, you must obtain approval in accordance with the BlackBerry Open Source Software Policy. BS&P SECTION CONTACT(S) (Click to view) POLICY OR PROCEDURE (Click to view) Protect and Respect Intellectual Property Rights and Open Source Software For the info of each team in this chapter • Integrity & Compliance Office (for excluded development disclosures) • Your Human Resources Business Partner • Open Source Team • BlackBerry Employee/Consultant Confidentiality and Intellectual Property Agreement • BlackBerry Open Source Software Policy Contents

25Contents Q: I worked on developing some software for BlackBerry, but the Company has decided to abandon the project. I think the software has potential. May I continue to develop the software, on my own time, and sell it to businesses outside BlackBerry? A: No. BlackBerry owns the intellectual property rights in any software you worked to develop during your employment with the Company. All BlackBerry IP is the property of the Company as a whole, and ultimate responsibility for its management resides with BlackBerry. Q: I am a BlackBerry developer, and am thinking about developing a smartphone application in my spare time. I have an innovative idea that I think could be very profitable. I would like to begin work right away. Is there anything I should do before starting development? A: Yes. While it is tempting to begin work right away, you should disclose your intention to develop the application, in writing, before you start development, so that it can be discussed in light of your BlackBerry Employee/Consultant Confidentiality and Intellectual Property Agreement, and the BS&P. BlackBerry may even have an application development program that you can take advantage of. Contact the Integrity & Compliance Office to make a disclosure or ask questions.

26 BlackBerry Code of Business Standards and Principles Contents Performing with integrity for BlackBerry means acting in BlackBerry’s best interests and avoiding any situation where you could be said to have divided loyalty or to be using your position at BlackBerry to obtain favorable treatment for yourself or someone close to you. Such “conflicts of interest” can make it difficult for you to perform your work objectively and efficiently, and can negatively affect your and BlackBerry’s overall success. You need to avoid any situation that creates even the appearance of a conflict of interest, unless and until you have made full written disclosure of all facts and circumstances, and obtained the written approval described below. The following sections outline some of the more common situations where a conflict may arise, how to determine whether you need to disclose a potential conflict, and how to make a written disclosure. When in doubt, ask for guidance. Outside Activities Cannot Compete or Interfere with Your Work It is important that you not allow outside activities to interfere with the work you do for BlackBerry. This could include participating on a board of directors or advisory board, conducting an outside business or engaging in part-time employment while working in your current position at BlackBerry. You may not work or engage in business for a different company or entity – with or without compensation – unless you receive a properly authorized exception in writing as described below. This is particularly important for those at a manager-level or above, who have additional job responsibilities within BlackBerry. A volunteer role for a charitable organization only needs to be disclosed and approved as described below if the activity will infringe on company time or pose any other conflict of interest (such as accepting a duty of loyalty to a board of directors for a non-profit organization). BS&P SECTION CONTACT(S) (Click to view) POLICY OR PROCEDURE (Click to view) Avoid Conflict of Interest Situations For the info of each team in this chapter • Integrity & Compliance Office (for conflict of interest disclosures) • Your Human Resources Business Partner • Giving and Receiving Gifts, Entertainment or Other Business Courtesies Policy • Corporate Procurement Manual & Policy • Travel and Expense Policy and Guidelines In addition, even if you have disclosed the outside activity and received approval to proceed, you may not: • Use BlackBerry assets, facilities, services or resources, including BlackBerry IP, confidential or proprietary information or your time during the work day, on your outside activities. • Use your position at BlackBerry to gain an advantage in your outside activities. • Place yourself in a position where your outside interests could place you or a product, service or business on which you are working in competition with BlackBerry. Do Not Take Personal Advantage of Corporate Opportunities You must never take personal advantage of a business or investment opportunity that you become aware of that could benefit BlackBerry. You must obtain written approval as described below before acting on such an opportunity yourself. Unless and until BlackBerry has been able to evaluate such an opportunity and has chosen not to pursue it, you must avoid it. Avoid Doing Business with Friends and Family From time to time, your actions as a BlackBerry employee may directly or indirectly affect the interests of family members and friends. Such a situation can arise, for example, when a family member or friend becomes an employee of, or significant investor in, a supplier or customer you conduct business with on behalf of BlackBerry. Although not every such situation will be a conflict of interest, you must not conduct such business without making full disclosure of these relationships and obtaining written approval as described below whenever such a situation arises. Even where such activities are approved, you must not allow your personal relationships to influence, or appear to influence, your ability to act in BlackBerry’s best interest. In addition, you should never act as a supervisor over any BlackBerry employee or outside contractor who is a family member or other person with whom you have a significant personal relationship. This includes situations where you might have direct or indirect reporting relationships with such persons or influence over that person’s employment, performance review, salary administration, promotion, demotion, assignment of work, lay-off, termination, transfer, or other employment-related decisions. You must avoid even indirect reporting relationships with such persons that could appear to result in preferential treatment, retaliation, or favoritism. You must make full disclosure of these relationships and obtain written approval as described below whenever such a situation arises. Outside Financial Interests Can Create Conflicts BlackBerry respects your right to manage your personal finances. However, some outside financial interests may actually influence or may be perceived by others to improperly influence your performance of your job at BlackBerry. This influence may arise, for example, because of the amount of your investment or the particular organization in which you invested, such as a BlackBerry competitor, customer, supplier or other business partner. It is not typically a conflict of interest to make investments in BlackBerry competitors, customers, suppliers or other business partners so long as: • The total value of the investment is less than 1% of the outstanding stock of the company; and • The amount of the investment is not so significant to you that it would affect your business judgment on behalf of BlackBerry. If you or a member of your immediate family who resides with you owns or seeks to own any such financial interest, promptly disclose the matter and obtain written approval as described below. 27Contents

28 BlackBerry Code of Business Standards and Principles Contents Giving and Receiving Gifts, Entertainment and Other Business Courtesies Business gifts and entertainment can be lawful and appropriate courtesies that build a strong business relationship between BlackBerry and those with whom we do business, but we must be cautious and moderate in their use. A conflict of interest can easily arise if business courtesies suggest that favorable treatment was given, received or is expected, or was otherwise used to improperly influence a business decision. For this reason, giving or receiving gifts, entertainment or other business courtesies should be reserved for situations where business norms and standards would typically expect them as a modest token of respect and courtesy. For more detailed guidance regarding the giving and receiving of gifts, entertainment and business courtesies, including applicable internal guidelines, value thresholds and approval protocols, see the Gifts, Entertainment & Business Courtesies Appendix. Disclose Actual or Potential Conflicts and Obtain Approval in Writing Simply having a conflict of interest is not a violation of the BS&P, but failure to disclose and obtain the appropriate approvals for the conflict is. If you have any questions about whether something may be a conflict of interest, raise it with your manager, Human Resources Business Partner or the Integrity & Compliance Office. To determine if a conflict of interest exists or would appear to exist, you should consider: • The nature of your responsibilities at BlackBerry and your ability to affect the outcome of a transaction or business arrangement; • The interests of others who are or appear to be closely tied to you, such as family members and personal friends; and • How the circumstances might appear to others within and outside BlackBerry absent full disclosure and approval to move forward. If you are aware of a possible conflict of interest, you must: (a) immediately disclose all facts and circumstances in writing to your manager, Human Resources Business Partner or the Legal Department, and (b) obtain formal written approval through the Integrity & Compliance Office before proceeding. In addition, members of the board of directors and officers must obtain formal written approval from the Audit and Risk Management Committee of the board of directors.

29Contents A: It is perfectly reasonable for employees to handle personal calls or e-mails from time to time during the work day, or to work on outside interests during breaks. However, it is unreasonable and a violation of the BS&P for such outside activities to encroach upon your day-to-day work, or for BlackBerry assets including BlackBerry e-mail to be used in support of outside business activities. We owe BlackBerry a duty to focus on our BlackBerry work obligations during the work day, and to use BlackBerry assets for BlackBerry business Q: I am a BlackBerry employee, and recently started a sideline business outside the company. From time to time during the work day, I take calls or send or receive e-mails relating to the business, do research related to it, or work on “side of the desk” projects in support of it. Is this permissible? only. When outside interests interfere with those duties, there is an impermissible conflict of interest. Further, unless you have disclosed your outside business and received approval to pursue it, you are in violation of the BS&P and could face disciplinary action. You also need to be mindful of that fact that you may need to disclose any IP you are developing in connection with this business, to ensure that it is an “excluded development” not subject to BlackBerry ownership. Q: I have worked for BlackBerry for many years in its procurement department. My wife and I have an investment in a company that is less than 1% of its outstanding stock, but that used up much of our savings. I am in charge of a project on which this company intends to bid for a role as a BlackBerry supplier. Do I have a responsibility to disclose this information to BlackBerry? A: Yes. Your substantial investment in a would-be supplier with which you could work creates a potential conflict of interest. BlackBerry employees cannot work on transactions or with companies where they or a family member have a substantial financial interest. “You need to avoid any situation that creates even the appearance of a conflict of interest”

30 BlackBerry Code of Business Standards and Principles Contents BlackBerry is required by relevant anticorruption laws to maintain accurate books and records, as well as a system of internal controls designed to detect and prevent improper payments. For more detailed information about BlackBerry’s policy regarding anticorruption compliance, please refer to the Prevention of Improper Payments Policy. TREATING OUR CUSTOMERS AND BUSINESS PARTNERS WITH INTEGRITY BlackBerry competes in the marketplace through the quality of our products, the skills of our people and our ability to provide goods and services at competitive prices. You must comply with all applicable anticorruption laws. You may never make, promise, offer, fund or authorize a bribe, kickback, facilitation payment or other improper payment in connection with BlackBerry’s business with a public official, government entity or any other third-party. A “public official” is interpreted broadly and includes anyone serving in or employed by a national, state, provincial or local government body or agency, such as elected officials, appointed officials and civil servants—for more information, and examples, refer to the Prevention of Improper Payments Policy. Our retention and use of third parties who represent us or perform services on our behalf creates significant anticorruption risk, especially where interactions involve public officials. You must seek guidance and obtain written approval from the Integrity & Compliance Office before retaining or hiring a third-party to represent BlackBerry before any government or to distribute or sell BlackBerry products or services. 4 BS&P SECTION CONTACT(S) (Click to view) POLICY OR PROCEDURE (Click to view) Do Not Allow Bribes or Other Improper Payments For the info of each team in this chapter • Integrity & Compliance Office • Handling Financial Complaints Guidelines • Prevention of Improper Payments Policy • Giving and Receiving Gifts, Entertainment or Other Business Courtesies Policy • Providing BlackBerry Products to Public Officials Policy (covers device and software seeding) • Providing BlackBerry Products to a Third-Party Who is Not a Public Official Policy (covers device and software seeding)

31Contents BS&P SECTION CONTACT(S) (Click to view) Adhere to Competition Laws For the info of each team in this chapter • Integrity & Compliance Office conversation immediately, and seek guidance from the Legal Department. Be particularly careful when attending industry conferences or trade shows to avoid even the appearance that your business decisions reflect an improper influence or involve unfair business practices. If you find yourself involved in a conversation that turns to the sharing of business practices, even remotely, you should terminate the conversation. Any personnel found to have violated BlackBerry’s antitrust policies will be subject to discipline, up to and including termination of employment. If you suspect that anyone at the company is violating the competition laws, notify the Legal Department or the Integrity & Compliance Office immediately. BlackBerry competes vigorously in the marketplace, but does so honestly, fairly and in accordance with all applicable competition laws (sometimes called “antitrust”, “anti-monopoly” or “cartel” laws). These laws are aimed at prohibiting agreements or practices that restrict free trading and competition between businesses. Certain conduct is absolutely prohibited under these laws, and could result in your imprisonment, not to mention severe penalties for BlackBerry. To comply with these laws, you should not: • Agree with competitors or exchange information with competitors regarding prices, price-related information or any other aspect of competitive strategy with competitors. This includes information about promotional spending or terms, costs, product supply, marketing, territories or other sensitive marketing information. • Agree or discuss with a competitor the allocation of markets or customers, or not to serve certain markets, market segments or customers. • Violate fair bidding practices by engaging in bid-rigging or other improper or collusive tendering or procurement practices. • Conduct yourself in any way that could be viewed as an attempt to exclude present or potential competitors or control markets. You should also not seek to enter into agreements that unreasonably limit the freedom of a reseller, customer or supplier to sell a product, service or technology however it sees fit, including establishing the resale price of a product or service, or improperly conditioning the sale of products, technologies or services on an agreement to buy other or solely BlackBerry products and services. Although the principles of these laws are straightforward, their application to particular situations can be quite complex. If any BlackBerry competitor or business partner discusses any of these topics – even indirectly or casually – stop the

Q: I am attending an industry conference on behalf of BlackBerry, and have met up with an old college friend who now works for a major competitor. My friend has told me that if BlackBerry charges a certain price for the newest BlackBerry smartphone model, she will ensure her company charges the same price for its competing smartphone. I know I can’t agree to this, but I am not sure what I should do in this situation. What actions should I take? A: First, you must make it very clear to your friend that you will have nothing to do with this discussion. Price-fixing is an anti-competitive topic, even the discussion of which could lead to serious consequences for you and BlackBerry – as well as for your friend and her company. Then, you must promptly report the incident to the Legal Department or Integrity & Compliance Office. 32 Contents

BS&P SECTION CONTACT(S) (Click to view) Participate in the Larger Telecommunications Community For the info of each team in this chapter • Integrity & Compliance Office BS&P SECTION CONTACT(S) (Click to view) Market Our Products with Integrity For the info of each team in this chapter • Marketing As a leader in wireless telecommunications and technologies, BlackBerry possesses a unique perspective and valuable expertise. We exchange ideas and knowledge with our stakeholders and other industry participants, where appropriate. This includes actively engaging with regulatory You must promote our products in ways that are consistent with BlackBerry’s reputation for integrity, reliability and craftsmanship. This means you must market our products and services based on their unique characteristics, innovation and quality. This also means you may not engage in any false bodies and participating in industry associations and technology standards bodies that seek to drive innovation and promote access to our technologies for people across the globe. In doing so, we abide by competition laws. See Adhere to Competition Laws section. or misleading advertising, or otherwise misrepresent our products and services. Likewise, you must adhere to applicable laws and regulations regarding the use and disclosure of customer information in the marketing of our products and services. 33Contents

34 BlackBerry Code of Business Standards and Principles Contents BS&P SECTION CONTACT(S) (Click to view) Comply with International Trade Control Laws and Regulations For the info of each team in this chapter • International Trade Controls BlackBerry is a global company with operations around the world that engage in a wide variety of activities including sales, marketing, research and development, and manufacturing. We deliver hardware, software, services and technology to business partners and customers in dozens of countries. As a result of this global presence, our Company is subject to and abides by numerous trade control laws and regulations governing the export and import of hardware, software, services and technology, as well as trade embargos and other sanctions and restrictions. If your work involves transactions or business activities that cross borders or involve foreign parties, you need to understand how these laws, rules and regulations might apply. Export and Import Activities An “export” can occur through physical delivery, e-mail, download or other transmission of a product, software or technology from one country to another. It may also be considered an export when you disclose or provide software, services or technology to a citizen of another country, regardless of where the person is located. Such “deemed exports” can occur via written, oral or visual means, including activities such as site visits, in-person meetings or even telephone calls. In some instances, BlackBerry must obtain a license or a permit or other export authorization before it can export certain items or information to certain countries or recipients. An “import” is the transfer of goods into a country through physical or intangible means from a foreign or external source, which can include another BlackBerry location. Imports may require the payment of duties and taxes, as well as the submission of certain filings and receipt of import authorizations such as a license, permit or other approval. Before engaging in an export or import activity, you must verify the eligibility of both the location of delivery and the recipient, ensure that all required licenses, permits or authorizations are in place, and ensure that all necessary submissions have been completed. You must understand which party to the transaction is responsible for the accuracy, completion and submission of relevant documentation, and the securing or relevant licenses, permits or other authorizations. Ensure that all documents or submissions for which BlackBerry or its agents are responsible are accurate and complete, and that all information provided by BlackBerry to other responsible parties is similarly accurate and complete. Sanctions, Embargoes, Anti-Boycott and Other Trade Restrictions From time to time, governments use economic sanctions and trade embargoes to further various foreign policy and national security objectives. In order to ensure BlackBerry’s compliance with any applicable restrictions, you must ensure that all international transactions are screened against involvement of countries, persons or entities subject to applicable sanction, embargo or other trade restriction. You must also refuse to cooperate with restrictive trade practices or boycotts prohibited under U.S. anti-boycott law, and alert your manager or the Legal Department to any boycott-related requests. At times, the trade control laws of multiple countries or regions may be implicated by a transaction and may be in conflict with one another in whole or part. In the event such a conflict arises, consult with your manager or the Legal Department.

Q: I work in logistics, and have been asked by a BlackBerry sales manager to alter the product descriptions and valuations being entered into the documentation for a shipment of products to another country. It was explained that this will expedite customs clearance and result in a more favorable duty rate. Can I alter the documentation? A: No. All documentation surrounding any shipment of BlackBerry products must be accurate and complete. It is never appropriate or justified to misclassify or mischaracterize products or transaction values, or to otherwise falsify documentation, which could result in violations of law and significant penalties for the Company and the individuals involved. You should contact BlackBerry’s International Trade Controls and Compliance group of the Legal Department by sending an email to ExportControls@blackberry.com. Q: I work in product development and need to ship several pre-release BlackBerry smartphones outside of North America for testing purposes. Can the smartphones be shipped without first obtaining an export permit or license? A: It depends. BlackBerry’s International Trade Controls and Compliance group of the Legal Department needs to be consulted by sending an email to ExportControls@blackberry.com. You will be advised on the proper procedure to export the devices and whether any export permits or licenses are required before shipping the BlackBerry smartphones. 35Contents

36 BlackBerry Code of Business Standards and Principles Contents BS&P SECTION CONTACT(S) (Click to view) Work to Prevent Money Laundering or Terrorist Financing For the info of each team in this chapter • Integrity & Compliance Office BlackBerry only does business with reputable customers and vendors, and will not tolerate criminal organizations seeking to leverage our Company improperly. This includes maintaining vigilance against money laundering, a process whereby transactions with a legitimate business are used to conceal funds generated by illegal activities to make them appear to be legitimate. BlackBerry similarly does not engage in financing or other business with organizations known or suspected to be involved with terrorists or other illegal conspiracies. Our Company is similarly proactive in seeking out potential use of our technology for illicit or illegal purposes, and works with local and international authorities whenever possible to eliminate these activities. Red Flags You have an obligation to report unusual or suspicious activities or transactions that could indicate improper conduct. Be on the lookout for the following, which could indicate a potential trade control, money laundering or improper financing issue: • A customer or vendor seeking to make an abnormal payment such as a large payment in cash, through someone outside the transaction or via unusual accounts or sources of financing. • A new customer with questionable characteristics for the proposed transaction. • Unusual transaction structure, including overly complex or unnecessary routing. • Requests that an inaccurate monetary value or product description be applied to a shipment or provision of goods or services. • Reluctance or refusal to respond to reasonable requests for information about end customers, end users, intermediate consignees or delivery locations. • Requests for atypical packaging or marking of goods without a reasonable business justification. • Questionable requests surrounding documentation. • Requests for information about or certifications regarding sourcing from, involvement of or routing through certain countries. • Involvement of unnamed parties or undisclosed locations. • Resistance to correcting inaccurate or incomplete documentation. Seek guidance from the Legal Department or the Integrity & Compliance Office if you encounter such “red flags.”

BS&P SECTION CONTACT(S) (Click to view) POLICY OR PROCEDURE (Click to view) Comply with All Government Contracting Requirements For the info of each team in this chapter • Integrity & Compliance Office • Prevention of Improper Payments Policy • Providing BlackBerry Products to Public Officials Policy • Giving and Receiving Gifts, Entertainment or Other Business Courtesies Policy BlackBerry regularly sells products and services to government entities throughout the world. Sales and other dealings with government entities as customers, or otherwise involving the expenditure of public funds, are heavily regulated and subject us to additional laws, regulations and procedures to which we must all strictly adhere in the pursuit and performance of our government contracts. These additional requirements often involve disclosures and certifications relating to matters such as pricing and product quality, limitations on provision of gifts and entertainment, and strict regulation of bidding and vendor selection processes. If you are involved in government-related sales or service activities, including submission of bids or tenders, or the negotiation, administration or fulfillment of government contracts, you must understand and adhere to the additional rules and requirements applicable to those activities. Q: I have regular dealings with representatives of various government agencies. Do the same rules apply for all BlackBerry dealings with all government agencies? A: No. Government agencies, even within the same country, often have varying rules relating to their interactions with private companies. You need to understand the rules that apply to each agency with which you have regular dealings. You can obtain guidance about those rules from the Legal Department and Integrity & Compliance Office. 37Contents

38 Q: During a recent meeting with my contact at a government customer, the agency representative offered to disclose information about a competitor’s bid on an active procurement. Can I obtain that information and use it to improve BlackBerry’s bid on the same procurement? A: No. We cannot seek confidential, sensitive or otherwise proprietary information about a government procurement – or any other procurement for that matter – in circumstances where we know or have reason to believe disclosure of the information is not authorized. This includes information internal to the government or relating to a competitor such as bid, proposal or pricing information. You must contact the Legal Department, the Integrity & Compliance Office or Government Sales in circumstances where such an offer to disclose information is made to you, or where such information is inadvertently disclosed to you, whether the offer or disclosure is made by the government, a competitor or some other third party. A: The rules applicable to the bidding and vendor selection process may limit the type or amount of contact BlackBerry can have with agency representatives during the active procurement process. Depending on the rules applicable to the agency, it may or may not be permissible for BlackBerry to pay for even a modest meal, regardless of whether it occurs during an active procurement process. The fact that BlackBerry does have a bid pending with the agency heightens the risk that its provision of a thing of value such as a meal to an agency official could be construed as an effort to improperly influence the bidding process. The sales representative must obtain advance approval from the Integrity & Compliance Office before paying for any meal of, or providing any other thing of value such as a gift or entertainment to, any government official. It is never appropriate for such a benefit to be offered or conferred in order to improperly influence a government official. Q: BlackBerry recently submitted a bid on a procurement by a government agency. Would it be permissible for the sales representative primarily responsible for the account to pay for a lunch with his counterpart at the agency? Contents

39Contents BS&P SECTION CONTACT(S) (Click to view) POLICY OR PROCEDURE (Click to view) Obtain and Use Third-Party Information Appropriately For the info of each team in this chapter • Integrity & Compliance Office • Privacy • Non-Disclosure Agreement Team • Privacy Policy Just as we expect others to respect our IP and confidential information, we have a similar obligation to respect the IP and confidential information of our customers, competitors, vendors, suppliers or any other third party. This means you should not accept such information unless you are sure the person providing it is authorized to do so. When you receive third-party IP or confidential information, you are responsible for determining if the information is subject to a non-disclosure agreement and, if it is, for knowing its requirements and complying with them. You must use such information only for the purpose it was provided, and limit any disclosure to others who have a need to know and are authorized to receive the information. Failure to protect third-party information could not only damage our relationships and harm our reputation, but it could also expose you and BlackBerry to potential liability. Further, you may never use illegal or unethical methods to obtain any third party’s IP or confidential information. Nor should you encourage or permit someone else to do so, whether they represent BlackBerry or not. For example, we recognize and respect the obligations team members who have previously worked for a competitor have not to disclose the confidential Information of their former employer to BlackBerry. If you obtain third-party IP or confidential information by accident, or if you are not sure if a disclosure is authorized, you should contact the Legal Department for guidance before you use the information or share it with anyone else. Protect the Privacy of Personal Information Protecting information is at the core of what we do. We earn our customers’ and other third-parties’ trust by keeping their personal information secure. The same applies to confidential information concerning BlackBerry employees. In addition, many of the countries where we do business have strict laws governing the collection, storage, use, disclosure and destruction of personal information. Although the definition of personal information can vary, it generally includes any information that can identify or is identifiable to an individual. Because we take our obligation to protect the privacy of personal information seriously, this information must be appropriately and securely handled. You must never access anyone’s personal information without a proper business reason. You should also be sure to keep the information safe and secure, store it in secure locations and systems only, and comply with the data protection and privacy laws of the country (or countries) where you work or do business. Understand the Consequences of Violations of the Law Violations of the laws and legal restrictions discussed above can have severe consequences, both for BlackBerry and for you individually. They can include monetary penalties and fines, loss of certain legal privileges, or even imprisonment of individuals. Employees who violate the foregoing policies will be subject to discipline, up to and including termination of employment. If you suspect that anyone at the Company or any third party is violating the foregoing policies or laws or legal restrictions discussed therein, or if you have questions regarding how they apply to a proposed activity or transaction, contact the Legal Department or Integrity & Compliance Office immediately.

40 BlackBerry Code of Business Standards and Principles Contents varies by location, at BlackBerry it includes any unwelcome conduct that has the purpose (or can be reasonably construed to have the effect) of creating an intimidating, offensive or hostile work environment. Unwelcome conduct can take the form of physical, written or spoken remarks, videos or pictures. Sexual harassment can include such acts as unwelcome sexual advances, requests for sexual favors or other physical or verbal conduct of a sexual nature. No matter what form the harassment takes, it negatively affects work performance and morale, and is a violation of the BS&P. If you experience or become aware of any act of discrimination or harassment, you must report it so that BlackBerry may address it. Rest assured that as long as your report is made in good faith, you will not face any retaliation. RESPECTING OUR COLLEAUGES Respect and Foster Diversity BlackBerry’s success in capturing and maintaining a competitive global market share depends on our ability to understand and anticipate the needs of our existing and potential customers, consumers, partners, investors and suppliers. Our customers – as well as our own high standards – require that we have the best talent working together to innovate, make the right decisions, and deliver superior products and services. At BlackBerry, we recognize that the ever-changing requirements of a diverse market and customer base require us to cultivate an agile, inclusive culture where we can share a broad spectrum of perspectives and ideas. This environment enables a high level of employee engagement and satisfaction. Our inclusive culture also helps us attract and retain a workforce that understands the diverse range of customers we serve and communities where we work and live. By fully utilizing the rich experience and skills of our diverse workforce, we deliver results for our diverse global customers. Do Not Tolerate Discrimination or Harassment Part of respecting our colleagues means refusing to discriminate against others. This means that you may never make any employment-related decisions based upon a person’s race, color, gender, national origin, age, religion, citizenship, disability, medical condition, sexual orientation, gender identity, gender expression, marital status or any other basis protected by law. You must also help ensure that our workplace is free from harassment. While the definition of harassment 5 BS&P SECTION CONTACT(S) (Click to view) POLICY OR PROCEDURE (Click to view) Create and Maintain a Positive Environment For the info of each team in this chapter • Human Resources • Diversity Policy • Anti-Discrimination and Anti-Harassment Policy

41Contents contribute new ideas by empowering each other to think, share and discuss our visions in an appropriate manner. With this in mind, it is never acceptable to belittle a BlackBerry colleague because of their ideas, beliefs or appearance or for any other reason. Our Company maintains a strict zero-tolerance policy in respect of any verbal or nonverbal attacks, intimidation or threats of violence. If you feel that someone is acting in a threatening manner, you are strongly encouraged to bring all relevant information to the attention of your manager or your Human Resources Business Partner. We are committed to maintaining an environment that is healthy and safe for everyone. Therefore, you must make every effort to comply with the occupational health and safety laws that apply to BlackBerry. You must work diligently to follow BlackBerry operational health and safety policies and procedures that apply to your work, which have been designed to prevent injuries and illnesses. BlackBerry implemented the Global Environment Health and Safety Policy to reflect our commitment to environmental protection and the health and safety of our people and communities. Know and adhere to this policy, as it forms the foundation of our Company’s proactive approach to reducing injury and illness in the workplace, with the goal of optimizing employee health and safety. Do Not Tolerate Bullying or Violence None of us should ever feel threatened by anyone, regardless of our tenure or position within BlackBerry. BlackBerry makes every effort to foster an environment of responsible, respectful communication. We strive to create a workplace in which all team members have the opportunity to actively encourage and BS&P SECTION CONTACT(S) (Click to view) POLICY OR PROCEDURE (Click to view) Value Workplace Health and Safety For the info of each team in this chapter • Global Environment, Health & Safety • Global Environment Health and Safety Policy • Anti-Bullying and Anti-Violence Policy

42 BlackBerry Code of Business Standards and Principles Contents Q: I recently received a long-awaited promotion to a management position. My team members have been supportive through my transition; however, one of my colleagues has been treating me coldly since the promotion. I have even overheard him saying, “I know why she got promoted. It’s only because she is a woman.” What should I do? A: If you feel comfortable approaching your colleague, you should firmly tell him that his comments and behavior are making it difficult to do your job. If you do not feel comfortable addressing the issue yourself, or if her colleague’s discriminatory behavior doesn’t change, you are encouraged to report the issue to your Human Resources Business Partner. None of us deserve to work in an environment that includes harassment of this nature. colleague as part of your work for BlackBerry, you must take special care to safeguard this information. Only use such information if necessary for your job responsibilities. As part of our employment, we provide confidential information about ourselves to BlackBerry. Our Company is committed to protecting this information in accordance with relevant privacy laws. Additionally, if you obtain any personal information about a BS&P SECTION CONTACT(S) (Click to view) POLICY OR PROCEDURE (Click to view) Safeguard Each Other’s Personal Information For the info of each team in this chapter • Privacy • Privacy Policy Report Your Concerns If you experience, become aware of or have questions or concerns regarding actual or potential violations of the foregoing policies, you must report them so that BlackBerry can address them.

Contents 43 “We are committed to maintaining an environment that is healthy and safe for everyone”

44 BlackBerry Code of Business Standards and Principles ACTING WITH HONESTY AND TRANSPARENCY FOR OUR INVESTORS As a publicly-traded company, we are required to make accurate and timely disclosures of information. The integrity of our financial reports and other public filings is critical to the successful operation of our business and to maintaining the confidence and trust of our shareholders, customers, business partners and other stakeholders. It is BlackBerry’s policy to make full, fair, accurate, timely and understandable disclosure in its public filings with securities regulators and its communications with its shareholders. While BlackBerry’s management has the general responsibility for preparing these filings and communications, we each have a role to play and must provide all necessary information to management. Report Concerns If you become aware that information in any public filing or communication with shareholders was untrue or misleading at the time the filing or communication was made, inform management immediately, either by e-mailing Investor Relations or using EthicsLink. The same is true if you become aware of a material change in the business or affairs of BlackBerry, including any change that would reasonably be expected to have a significant effect on the market price or value of BlackBerry securities or that a reasonable investor would consider important in making a decision to buy, sell or hold BlackBerry securities. 6 BS&P SECTION CONTACT(S) (Click to view) POLICY OR PROCEDURE (Click to view) Make Accurate and Timely Disclosures For the info of each team in this chapter • Corporate Secretary • Investor Relations • Actively Seek Guidance and Report Concerns • Handling Financial Complaints Guidelines Contents

BS&P SECTION	CONTACT(S) (Click ➋ to view)	POLICY OR PROCEDURE (Click ➋ to view)
Keep Accurate Financial Records and Support Robust Controls	For the info of each team in this chapter ➋ • Integrity & Compliance Office • Finance	• Actively Seek Guidance and Report Concerns ➋ • Handling Financial Complaints Guidelines ➋

We rely on our accounting records for many reasons, including producing reports for management, shareholders, creditors, governmental agencies and others. Financial statements, and the books and records upon which they are based, must be accurate and complete, and must comply with applicable accounting principles and legal requirements. This includes the BlackBerry system of internal controls.

If you are involved in BlackBerry's financial reporting process, make sure that all transactions and balances are timely and accurately recorded, classified and summarized in accordance with BlackBerry's financial and accounting practices. Even if you are not in a finance or accounting role, be mindful that everyday transactions such as recording expense reports and preparing sales invoices must be accurate and complete.

Adhere to Our Processes and Controls

You must follow all processes and controls designed to ensure the accuracy of BlackBerry's assessment and reporting of financial results. No one should ever override internal controls or procedures directly or indirectly related to financial reporting. If you believe that you need to deviate from these controls or procedures for legitimate reasons, you must first communicate the circumstances in writing to the Finance Department and obtain approval. Be sure to retain, protect and dispose of company financial records in accordance with applicable legal requirements and BlackBerry record retention policies.

Always Be Cooperative, Forthcoming and Transparent

Always cooperate and communicate truthfully with members of BlackBerry's internal audit, accounting, ethics and compliance, and legal teams, as well as with BlackBerry's independent auditors, outside counsel and government investigators or regulators with respect to BlackBerry's accounting practices or financial statements. As part of our commitment to the accuracy of our publicly disclosed financial information, we must make sure that relevant information regarding the financial condition of BlackBerry and our internal controls is available to the Audit and Risk Management Committee of the Board of Directors.



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46 BlackBerry Code of Business Standards and Principles Contents Q: What is an “internal control”? When would I be overriding or deviating from one? A: While you may think of internal controls as being primarily finance-related, the internal control environment is much broader and can include nearly any tool used to mitigate business and compliance risks, such as: • The messaging, guidance and oversight from the leadership team – a.k.a., the “Tone From The Top.” • Written policies and procedures. • Risk assessments. • Management oversight of key risk areas. • Training. • Internal reporting. • Enforcement and disciplinary systems. • Third-party due diligence. • M&A due diligence. • Payment controls. • Limitations on access to cash and checks. • Monetary approval limits. • Contract provisions, and contract review and approval. • Guidelines on key compliance risk areas such as gifts, travel and entertainment, and charitable or political giving. • IT system constraints. • Accounting and finance controls, internal audits and reconciliations. • Documentation requirements. Activities such as preapproving spending, splitting invoices, keeping a credit or account with a vendor or other third-party, operating via “side letters” outside the formal contracting process, improperly overriding Company product pricing policies, procedures or decisions, or ignoring signing authority requirements are all examples of activities that deviate from or undermine our controls, and are therefore prohibited.

47Contents you have made changes to the form contract or are using it for other than its intended purpose Understand and Respect Spending Authority Before acquiring any goods or services or committing to spending on behalf of BlackBerry, you must have appropriate spending authority for the total amount of the payments or concessions involved. If you do not, then you must obtain approval from the manager in your chain of management who does. You must make all purchasing decisions in the best interests of BlackBerry. Seek assistance from Sourcing and Procurement to ensure BlackBerry is getting the best deal available given the circumstances and our requirements, especially by obtaining competing bids as required by procurement guidelines. All purchasing decisions must also be documented with supporting evidence that will allow other individuals to reach the same decision. Conducting BlackBerry business with integrity includes making sure that all agreements and commitments are made in writing, and include all aspects of the transaction. Understand and Respect Signing Authority Only authorized individuals have the authority to make commitments on behalf of BlackBerry, as delegated by the board of directors. Commitments include contracts, purchase orders, statements of work, and other business obligations or promises to perform. You must satisfy the following when having any commitment executed, modified or amended: • Obtain all appropriate approvals in advance. • Use written documentation approved by the Legal Department for agreements. • Provide the finalized written documentation to the appropriate person for recording in our books and records. • Ensure the written documentation contains all relevant terms to which the parties are agreeing. BlackBerry has a defined process for line management to approve pricing and certain other contract terms and conditions. Making business commitments outside of this process and without appropriate approvals in advance, such as through informal or oral agreements, is prohibited. This includes entry into or any modification to a contract or contract obligation recorded outside the formal contracting process, such as via e-mails, memos or other “side letters,” unless use of such documentation has been approved in advance. If you are entering into an NDA using a Legal Department-approved form contract, you don’t need further approval from the Legal Department unless BS&P SECTION CONTACT(S) (Click to view) POLICY OR PROCEDURE (Click to view) Ensure Financial Integrity and Responsibility For the info of each team in this chapter • Integrity & Compliance Office • Business Affairs • Finance • Management Approval Processes (MAP) • Travel & Expenses Guidelines • Corporate Procurement Manual & Policy • Corporate Purchase Order and Invoice Approval Matrix • Expense Approval Levels

Contents 48 BlackBerry Code of Business Standards and Principles Expense Claims Must Be Valid BlackBerry requires that you submit only claims for reasonable expense costs, directly related to company business, and supported by appropriate documentation. Your claim must record the business purpose, full names and titles of everyone who participated, and comply with other submission requirements. Adhere to the Management Approval Process (MAP) To illustrate exactly what approvals are needed for various activities and expenditure levels, BlackBerry has compiled a list of mandatory guidelines known as the Management Approval Process (MAP) defining the approvals necessary for all transactions at BlackBerry globally. You must adhere to MAP requirements, which are consistent with how BlackBerry has delegated authority to its managers. Q: The procedures for commitments require that I obtain “all appropriate approvals in advance.” What are appropriate approvals? A: This depends on the type of commitment. Here are approval procedures for some common ones: • Sales deals • Purchase Orders • NDA form contract If you are unsure or have questions please contact Business Support, Sourcing & Procurement or the Integrity & Compliance Office. Q: An enterprise partner asked me to verbally agree over a handshake that BlackBerry will sponsor its annual conference, in exchange for a purchase order for a large number of BlackBerry devices. May I make this agreement? A: No, this is a prohibited verbal side deal. BlackBerry may want to support the annual conference and our customer may want to purchase devices, but any related agreements need full business review and approval, and proper Legal Department-approved documentation. Be explicit in discussions with partners about when you are socializing a proposed deal and when you are extending an offer capable of acceptance.

49Contents Q: My team requires additional equipment to complete a high priority project. The equipment cost exceeds the approval limit of my manager. He thinks that waiting for approval from his higher-level manager will take too long. He has instructed me to acquire the equipment by submitting two purchase order requests that split the order. This way, he can approve the purchase on his own. How should I proceed? A: Submit a purchase order request for the full amount that represents the complete transaction so that a manager with the right spending authority can approve. In addition, use an appropriate reporting channel to make a report describing the improper suggestion to split the purchase order. Cutting corners with procurement and other finance procedures to save time can have serious consequences for you and your manager. In this case, the purchase order splitting scheme hides the true nature of the transaction from a higher-level manager, is against policy, and can lead to you and your manager being disciplined, up to and including termination from BlackBerry. BS&P SECTION CONTACT(S) (Click to view) Cooperate with Internal and External Audits, Investigations and Inquiries For the info of each team in this chapter • Integrity & Compliance Office You have an obligation to cooperate with any internal or external audits, investigations and inquiries. You must always provide truthful and accurate information to BlackBerry personnel conducting an investigation, as well as to government regulators and external auditors. It is important that you take special care to retain all documents that relate to any imminent or ongoing investigation, lawsuit, audit or examination involving BlackBerry. This means that you must never conceal, alter or destroy any documents or records related to any such inquiries. It also means you must follow any specific instructions from the Legal Department to retain and preserve particular information. Failing to do so may expose BlackBerry and the individuals involved to criminal liability. If a government regulator contacts you in connection with a standard inspection or routine audit, please notify your manager and follow established procedures. If a government investigator contacts you for any other matter, you must notify the Legal Department immediately.

50 BlackBerry Code of Business Standards and Principles Contents Insider trading and tipping can result in civil or criminal penalties, and/or disciplinary actions including termination. If you have any doubt about a potential securities transaction or the use of certain non-public information, seek guidance from the Chief Financial Officer or Chief Legal Officer or their designates. BlackBerry’s directors, officers and employees are insiders of the Company. Consultants, contractors and even students may become insiders as well. Applicable laws and BlackBerry policy prohibit insiders from trading in BlackBerry securities while possessing material information that has not been made generally available to the public – a practice referred to as “insider trading”. Non-public information about the business or affairs of BlackBerry is material if it would reasonably be expected to have a significant effect on the market price or value of BlackBerry securities or if a reasonable investor would consider it important in making a decision to buy, sell or hold BlackBerry securities. Passing along material non-public information to friends or families – a practice known as “tipping” – is considered a form of insider trading and is also prohibited by securities laws and BlackBerry policy. In addition, a BlackBerry insider may not buy or sell securities of another public company while in possession of material non-public information regarding that company, if the information was learned in the course of the insider’s work at, or via their affiliation with, BlackBerry. Honor Blackout Periods Some BlackBerry employees, because of their position in the Company and the potential access they have to material non-public information, may be advised from time to time that they are also not allowed to trade during specified “blackout periods.” If you are one of these employees, you must ensure that you comply with applicable blackout and pre-clearance requirements and take necessary precautions to ensure that material non-public information is not made available to others, including fellow BlackBerry employees who do not require access to the information. BS&P SECTION CONTACT(S) (Click to view) POLICY OR PROCEDURE (Click to view) Avoid Insider Trading and Tipping For the info of each team in this chapter • Corporate Secretary • Insider Trading Policy “Insider trading and tipping can result in civil or criminal penalties”

Q: I went out to lunch with my colleague and her son. We casually conversed during the first half of their meal, but later, the discussion turned to business. Although her son is not a BlackBerry employee, he is interested in smart investment opportunities, and pressed his mother for more information about important product developments. She knew she couldn’t delve into specifics, but told us, “Let’s just say that now would be a good time to invest in BlackBerry.” Has she done anything wrong? A: Yes. Your colleague may have the best of intentions, but encouraging her son and a coworker to purchase BlackBerry stock while in possession of such key information is “tipping.” Tipping is a violation of insider trading laws, and can pose serious consequences for all three of you and for BlackBerry. You may not share confidential information with those outside our Company, including family members, or even with colleagues who do not have a business reason to know it. In addition, you have an obligation to report and should provide information about these circumstances via an appropriate reporting channel. 51Contents

52 Refer inquiries received from the media to the Public Relations Department. Refer inquiries received from a financial analyst or investors to the Investor Relations Department. Refer inquiries received from regulators to Legal or the Integrity & Compliance Office. If you otherwise have questions about whether it would be appropriate for you to speak publicly about BlackBerry or BlackBerry business, seek guidance. In short, we must never give the appearance of speaking or acting on BlackBerry’s behalf unless we are authorized to do so. BlackBerry strives to provide clear and accurate information to both internal and external stakeholders. In addition to complying with important legal and regulatory requirements, this helps us maintain integrity in our relationships with the public and investors, which in turn strengthens our corporate reputation. Because this is so important, BlackBerry has designated specific functions and individuals with responsibility for communicating with the investment community, regulators and the media. The primary spokespersons for our Company are the Chief Executive Officer and other BlackBerry personnel designated in our Corporate Disclosure Policy . From time to time, these individuals may designate others to serve as authorized spokespersons. If you have not been designated as an authorized spokesperson, you must not respond to questions about BlackBerry from the investment community (including financial analysts and investors), regulators and the media, even informally. This includes discussing BlackBerry business in a social setting, or social media or otherwise. You must similarly refrain from participating in groups often referred to as “expert networks” to consult on matters relating to BlackBerry or the wireless communications industry, absent advance approval to do so. BS&P SECTION CONTACT(S) (Click to view) POLICY OR PROCEDURE (Click to view) Remember that We Speak with One Clear Voice For the info of each team in this chapter • Public Relations & Social Media • Investor Relations • Corporate Disclosure Policy • Social Media Policy Contents

53Contents Q: A news reporter sent me a social media invite and asked to chat. What is the harm in accepting? A: The invite carries significant risk that what you say might be taken as your speaking on behalf of BlackBerry or as a BlackBerry representative. As a publicly-traded company in a high visibility industry, it is vital that we communicate to the media, the investment community and the general public in a consistent, considered manner, and only through those employees designated to act as BlackBerry spokespersons. You should respectfully decline the invite. Q: I read a tech news story with incorrect information about a rumored BlackBerry product. Can I post a comment? A: No, you should never comment about rumors about BlackBerry, or do anything else that would disclose confidential company information. Instead, share the story link with BlackBerry’s Social Media or PR team. Q: I post on social media channels using my personal account after work, sometimes about technology or telecommunications. Is that ok? A: If your posts could lead to confusion on whether you are speaking on behalf of BlackBerry, consider providing a disclosure statement such as, “I work for BlackBerry. The opinions expressed here are my own and don’t necessarily represent those of my employer.” Otherwise, follow BlackBerry corporate disclosure policies and use your common sense.

7 COMMITTING TO SOCIAL RESPONSIBILITY FOR OUR WORLD

BS&P SECTION	CONTACT(S) (Click to view)	POLICY OR PROCEDURE (Click to view)
Uphold Human Rights	For the info of each team in this chapter • Corporate Responsibility	• Corporate Responsibility Report
Protect Our Environment	For the info of each team in this chapter • Global Environment, Health & Safety • Environmental Programs	• Corporate Responsibility Report • Environmental Policy

As a progressive and socially responsible company, BlackBerry seeks to abide by international laws governing employment and labor standards. We do not employ child or forced labor in any of our operations, and do not allow physical punishment or abuse of anyone under our employment. In fact, we will not condone such practices among our customers, suppliers and other business partners, and expect that they will uphold these same standards. Failure to comply could result in the termination of that business relationship.

We also endeavor to comply with laws to accommodate the needs of each person at our Company – including religious and cultural requirements – and offer acceptance and respect to all backgrounds and lifestyles. For more information, seek guidance from your Human Resources Business Partner or the Legal Department.

BlackBerry supports inclusive and environmentally conscious product development through sustainable business operations and efforts to reduce the environmental impact of our business activities. BlackBerry supports protecting the environment within its internal operations and supply chain. You must comply with all applicable environmental laws and regulations as well as our voluntary commitments to sustainable practices and environmental protection.

We strive to reduce the environmental impact of our business activities, and also to deliver environmentally conscious products and services. Day-to-day operations have a number of direct and indirect impacts on the environment. BlackBerry has taken steps to mitigate these impacts by adopting policies, procedures and processes that address these matters.

Recycling and Resource Conservation

We are committed to a supportive work environment, where employees practice recycling as available and take action to reduce consumption of water, energy and other resources. You must properly dispose of all electronic products and components including internal equipment, returned customer units or other inventory in compliance with applicable legal requirements and BlackBerry policies.

54 | BlackBerry Code of Business Standards and Principles

Contents

Contents Take Care when Handling Materials that Can Hurt the Environment Many materials can have adverse environmental impacts if mishandled. If your job involves contact with any regulated materials or requires that you make decisions about how any materials are used, stored, transported or disposed of, you need to understand how they should be legally, responsibly and safely handled. This will prevent any releases as part of wastewater, air emissions or uncontained spills. If you believe that an environmental hazard exists, that there has been a release of any hazardous substance or that environmental policies, procedures or processes are not being followed, you must immediately report the situation to your manager or Environmental Management. Q: What else can I do to help protect the environment? A: Our environmental management system offers an opportunity to create enduring benefits for our shareholders, customers and employees. You are encouraged to bring any suggestions you have to improve BlackBerry’s overall environmental footprint to the attention of your manager or any other resource listed in the BS&P or to corporateresponsibility@blackberry.com. In order to seek continual improvement, we must each endeavor to implement environmentally sound practices in our work and reduce our environmental impact. We need to continue to assess the environmental effects of our products and operations and work actively to reduce BlackBerry’s overall environmental footprint. Our environmental management system offers an opportunity to create enduring benefits for our shareholders, customers and employees. 55

56 BlackBerry Code of Business Standards and Principles Contents We strongly believe in giving back to the communities in which we operate by engaging the talents and resources of our people and partners to embrace mobile technology. BlackBerry’s Corporate Citizenship efforts focus on strategic charitable partnerships with our government and enterprise clients. In addition, BlackBerry supports proactive volunteering of our personal time and efforts to support our communities. Under the Proud2Be Program, our Company provides financial contributions to charitable organizations where we volunteer our personal time or fundraise for events, from youth sports to community development programs. The Corporate Citizenship team manages corporate donations on behalf of BlackBerry. If your business unit needs to facilitate any type of donation, it must be for a business purpose permissible under the Prevention of Improper Payments Policy and receive advance written approval by the Corporate Citizenship team and Integrity & Compliance Office. The different types of donations are described in more detail below. Donating BlackBerry Money Decisions to donate any monetary amount on behalf of BlackBerry must be made in partnership with the Corporate Citizenship team and receive written pre-approval. This includes charitable sponsorships, endorsements, fundraising contributions, and cause-marketing campaigns. The Corporate Citizenship team is responsible for engaging with charities and non-profits for BlackBerry and must be consulted prior to any direct engagement with the non-profit sector. BS&P SECTION CONTACT(S) (Click to view) POLICY OR PROCEDURE (Click to view) Give Back to Our Communities For the info of each team in this chapter • Corporate Citizenship • Prevention of Improper Payments Policy • Corporate Citizenship Page

Donating BlackBerry Products & Services Donation of BlackBerry products and services is known as an “in-kind” donation. While this may seem like an easy donation to make, there are many questions that must be considered. Accordingly, the Corporate Citizenship team makes in-kind investments based on a broader relationship with a non-profit or charity. As with the other types of donations, proper advance written pre-approval is required. Donating BlackBerry Corporate Assets Corporate assets can be defined as anything purchased or owned by BlackBerry. This includes all IT assets (monitors, keyboards, laptops, printers, scanners, etc.), facilities assets (desks, office furnishings, office supplies, building space, etc.), and excess inventory (BlackBerry-branded promotional material, batteries, smartphone cases, etc.). All corporate assets must first be evaluated for potential sale or other cost-recovery before an in-kind donation proposal can be submitted to the Corporate Citizenship team and Integrity & Compliance Office for written approval. Q: I am a loyal supporter of several charitable causes. One such cause is not one that BlackBerry officially supports. Since BlackBerry is committed to giving back to the communities we serve, is it okay for me to use company time, and donate BlackBerry Smartphones and corporate resources in my efforts for this organization? A: While BlackBerry encourages you to support the charities of your choice, BlackBerry charitable donations are facilitated with approved budget by the Corporate Citizenship team. In addition, you may not use company time, assets and resources to further your personal interests without prior written approval from your manager, Corporate Citizenship, and the Integrity & Compliance Office. You should continue supporting the charities of your choice regardless of whether they are sponsored by BlackBerry, but on your own time and with your own funds. Our Company provides opportunities for us to actively support charitable endeavors through the Proud2Be program , and encourages us to participate in these endeavors. 57Contents

58 BlackBerry Code of Business Standards and Principles BlackBerry encourages you to participate in political activities, and support candidates and issues of your choice. However, you may not use BlackBerry property, equipment, personnel or other resources for political activities or endorsements. You should never include political contributions or expenses on expense reports or otherwise seek reimbursement from BlackBerry for political contributions or expenses. If you do engage in political activities, you must do so as a private citizen, on your own time and at your own expense. You should take care to make sure you do not give the impression that BlackBerry supports any candidate or issue you are involved with as a private citizen. There are strict laws in most countries governing political contributions or activities by corporations. BlackBerry does not make political contributions. The Government Relations team is responsible for coordinating our activities with government officials and policy makers. You should not communicate with public officials or policy makers on behalf of BlackBerry except as directed by the Government Relations team. BS&P SECTION CONTACT(S) (Click to view) POLICY OR PROCEDURE (Click to view) Participate in the Political Process Responsibly For the info of each team in this chapter • Integrity & Compliance Office • Government Relations • Prevention of Improper Payments Policy Q: My next door neighbor is running for the local town council and has asked for my help. Can I be listed as one of his supporters? What about making phone calls from the office during my lunch break or using the copy machine to print up flyers? A: It is okay for you to be listed as a supporter as long as you are not identified as a BlackBerry employee. It is not okay for you to make phone calls from the office, even on your break time, or use the office copy machine because these activities would involve the use of BlackBerry equipment and facilities in support of political activities. Contents

59Contents We seek out suppliers (including service providers) who share our vision of doing business the right way, and hold them to the same standards to which we hold ourselves. We will not tolerate those whose actions might damage our reputation or brand. This means we expect our suppliers to fully comply with the applicable laws, rules and regulations of the countries in which they operate. We also expect our employees to deal with suppliers fairly, and to select them based on the quality, reliability, capability and competitiveness of their products and services, their commitment to ethical business practices, and the value they can provide to BlackBerry. We work to create BlackBerry business relationship opportunities for small suppliers and suppliers owned by veterans, minorities or women. Our suppliers must conduct their operations in an ethically, socially and environmentally responsible manner consistent with the BlackBerry Supplier Code of Conduct (which closely mirrors the Electronic Industry Citizenship Coalition® (EICC®) Code of Conduct) and the BlackBerry Responsible Minerals Policy. If a supplier is unwilling or unable to make such a commitment, or fails to improve unacceptable performance, we may suspend or terminate the relationship. BS&P SECTION CONTACT(S) (Click to view) POLICY OR PROCEDURE (Click to view) Chose Responsible Suppliers and Service Providers For the info of each team in this chapter • Supply Chain Social Responsibility • BlackBerry Supplier Diversity Policy • BlackBerry Supplier Code of Conduct • BlackBerry Responsible Minerals Policy Q: What is the EICC®? A: The Electronic Industry Citizenship Coalition® (EICC®) is a voluntary non-profit electronics industry coalition focused on responsible sourcing. BlackBerry is an EICC® member, and is committed to its goal of supporting the rights and well-being of workers and communities around the world that are impacted by the global electronics supply chain. This includes a commitment to a common code of conduct that serves as the basis for BlackBerry’s Supplier Code of Conduct. The code’s provisions address Labor, Health & Safety, Environment and Ethics.

60 BlackBerry Code of Business Standards and Principles Contents Scenario: An international non-governmental organization (NGO) actively working to improve worker rights by supporting the organization of labor, has sent a letter to BlackBerry’s CEO alleging a number of labor violations occurring at a BlackBerry supplier. The allegations include: paying workers below the minimum wage, excessive working hours, discouraging workers from reporting accidents and the targeting of union organizers during a period of heavy layoffs. The letter is forwarded to BlackBerry’s Corporate Responsibility team. What should they do? A: Nothing. This is probably an NGO with an agenda. Incorrect. Regardless of the possible motives of the NGO, you must assume there could be substance behind the allegations. The fact that the NGO is targeting a specific supplier is enough on its own to warrant some level of investigation to better understand the situation and possible supplier risk, whether it is social responsibility- related or otherwise. B: Contact BlackBerry’s procurement organization to cancel all orders from this supplier. Incorrect. Termination of a supplier relationship is the last resort, reserved for confirmed situations which are either so severe that the relationship is irredeemable or for which remediation efforts have failed. C: Reach out to the appropriate commodity manager in procurement and engage the supplier to investigate the NGO’s claims. Correct! Supplier relationships are important to BlackBerry. All parties are best served by conducting an investigation into the issues, and working with the supplier to correct any verified deficiencies.

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62 BlackBerry Code of Business Standards and Principles Contents • Cash and cash equivalents. In addition to cash, this includes anything that can be readily converted to or used in the same manner as cash, including money orders, traveler’s checks, paper checks, investment securities, negotiable instruments, loans, stocks or stock options, and stored value products such as debit cards, gift certificates and gift cards. • Competition laws. Laws designed to prohibit agreements or practices that restrict free trade and competition between businesses. Also known as antitrust, anti-monopoly or cartel laws, these often target practices such as price fixing, bid-rigging or other collusive tendering or procurement activities, market allocation, exclusion of competitors from markets or other efforts to control, monopolize or improperly divide markets. • Confidential and proprietary information. Non-public information that is not approved for dissemination outside BlackBerry (other than pursuant to a duly executed non-disclosure agreement). See also BlackBerry assets. • Conflict of interest. A situation where an individual’s personal, financial or other interests or relationships might reasonably be seen as interfering with an obligation the individual owes to act in the best interest of another, such as their employer. • Corporate opportunity. A business or investment opportunity that could benefit BlackBerry. • Anti-boycott laws. Laws that prohibit U.S. persons and companies from furthering or supporting boycotts that are not sanctioned by the United States government (currently limited to the boycott of Israel sponsored by the Arab League, and certain other countries). • Anticorruption laws. Laws designed to prohibit the use of corrupt payments or other improper inducements in order to gain or maintain business or some other competitive advantage. Anticorruption laws may target official bribery (i.e., the bribery of government officials), commercial bribery (i.e., the bribery of non-governmental commercial parties) or both. They may also target the maintenance of accurate books and records, and of effective internal control environments. • Anything of value. Nearly any form of benefit, including but not limited to: • cash or cash equivalents, loans, gifts or prizes • employment offers or promises of future employment (to an individual or any of their relatives) • favorable terms on a product or service or product discounts • entertainment or hospitality (payment of travel, hotel or restaurant bills, living expenses or costs of trips or resort stays) • use of vehicles or vacation homes • discounted or free tickets to events • services, personal favors or home improvements • political or charitable contributions Glossary of Defined Terms • BlackBerry assets. In addition to tangible assets such as cash, equipment, facilities, inventory and supplies, this includes intangible assets such as intellectual property, business strategies and plans, financial data, technology, other trade secrets and other forms of confidential and proprietary information. See also Confidential and proprietary information. • Bribe. Promising, offering or giving anything of value to any person, where it is intended to improperly influence the recipient to misuse their position or to otherwise obtain an improper business advantage. See also Improper payment. • Business courtesy. Gifts, travel, meals or other forms of entertainment provided or received in the course of business activities to or from a business partner or counterparty. So long as reasonable in nature, supported by a bona fide business purpose, consistent with relevant business customs and cultural traditions, and consistent with the BS&P and other BlackBerry policies and procedures, these are usually acceptable. See also Bribe; gifts or entertainment. • Business partner. Any number of third parties with which BlackBerry might work, including but not limited to agents, alliance partners, consortium partners, consultants, contractors, dealers, distributors, joint venture partners, promoters, resellers, retailers, sales representatives, service providers, subcontractors, suppliers or vendors. See also Third party.

63Contents • Discrimination. Making employment-related decisions based upon a person’s race, color, gender, national origin, age, religion, citizenship, disability, medical condition, sexual orientation, gender identity, gender expression, marital status, veteran status or other status protected by law. • Economic sanction. Penalties applied by a country or group of countries on another country, individual or entity, typically in an effort to force political or policy changes by causing negative economic impacts. Economic sanctions often take the form of embargoes or other trade barriers, restrictions on financial transactions, isolation from key markets or of key industries, asset freezes and travel restrictions. See also Trade control laws; trade embargo or restriction. • Export. Movement of a product, software or technology from one country to another, either through physical shipment, electronic transmission (e.g., via e-mail or download), or visual or oral disclosure (e.g., via telephone or an in-person meeting), either to a recipient located in another country or to a citizen of another country regardless of where they are located. • Facilitation payment. Payments made to a government official to secure or expedite the performance of a routine governmental action that involves nondiscretionary acts (i.e., acts one would be entitled to have performed in the due course absent the payment). Such actions may include obtaining permits, licenses or other official documents such as visas and work orders. These payments are also sometimes referred to as “grease” payments, and are illegal in all countries in which they are made. Legitimate expediting or other handling fees provided for under applicable local law, rule or regulation that are paid to a government entity rather than a government official are not considered facilitation payments. • Family member. A spouse, domestic partner (opposite or same sex), child, stepchild, adopted child or other child who lives with an individual in a regular parent-child relationship, parent, stepparent or relative who has filled the role of parent of the individual or individual’s spouse or domestic partner, mother-in-law, father-in-law, brother, sister, grandparent or grandchild, niece, nephew, aunt and uncle, or any other family member who lives with an individual or who is otherwise financially dependent on the individual, or on whom the individual is financially dependent. • Gifts or entertainment. Nearly anything of value provided to or received from a third party other than a payment for goods or services duly received, or that is otherwise provided for as a matter of contract or of law, could be considered a gift or entertainment. This could include meals, travel, lodging, tickets to sporting or other events, reimbursements for the same, discounts or other similar benefits, prizes, loans, services, use of vehicles or vacation homes, or favorable terms on a product or service. • Good faith. A sincere, honest intention or belief, regardless of the outcome of an action. • Government official. See Public official. • Harassment. Any unwelcome conduct that has the purpose (or can be reasonably construed to have the effect) of creating an intimidating, offensive or hostile work environment. This can include physical, written or spoken remarks, videos or pictures, or other unwelcome conduct that unreasonably interferes with an individual’s work performance. • Import. The transfer of goods into a country through physical or intangible means from a foreign or external source. • Improper payment. Any payment made with corrupt intent, in an effort to obtain or retain business or some competitive advantage. “Payment” in this context should be construed broadly to include provision or offer to provide, or the funding, facilitation, approval of or acquiescence in any provision or offer to provide anything of value to a recipient. Such payments can take the form of cash or cash equivalents; reimbursements of expenses; gifts, entertainment or travel; charitable or political donations; and other tangible and intangible benefits. See also Bribe. • Inside information. Material non-public information about BlackBerry or another company about which you become aware through your work at BlackBerry, that would be likely to affect an investor’s decision to buy, sell or hold securities. See also Insider trading; tipping.

64 BlackBerry Code of Business Standards and Principles Contents • Insider trading. Buying or selling securities while in possession of inside information. See also Inside information; tipping. • Intellectual property. Exclusive rights to intangible assets derived through invention such as copyrights, trademarks, patents, industrial designs, trade dress and trade secrets. These rights allow creators or owners of the protected asset to benefit from their work on or investment in whatever has been created. Virtually all intellectual property developed by BlackBerry employees in the course of their employment belongs to BlackBerry. See also BlackBerry assets. • Internal controls. Almost any protocols, programs, tools, limitations, checks and balances, testing mechanisms, trainings, communications or other means by which a company seeks to mitigate a risk and prevent or identify potential misconduct. Examples include codes of conduct, policies and procedures, compliance training, monetary approval limits, signing authorities, payment controls, audits and other reviews, risk assessments, and internal reporting mechanisms. • Local laws. These are the laws, rules and regulations that apply in a particular country, and could include federal, state, municipal or other level legal obligations applicable to BlackBerry or a person or entity operating on BlackBerry’s behalf in that country. • Material non-public information. Non-public information about the business or affairs of BlackBerry is material if it would reasonably be expected to have a significant effect on the market price or value of BlackBerry securities or if a reasonable investor would consider it important in making a decision to buy, sell or hold BlackBerry securities. • Monetary approval authority. Thresholds defining the monetary limits below which BlackBerry employees have authority to approve or commit to expenditures of Company funds, and above which they must obtain approval from an employee with a higher level of approval authority. See also Signing authority. • Money laundering. A process whereby transactions with a legitimate business are used to conceal funds generated by illegal activities to make them appear to be legitimate. • Outside activities. Any business activity conducted outside the scope of one’s employment with BlackBerry, including establishment of, operation of or employment by a non-BlackBerry business (whether full or part-time), and participating on a board of directors or advisory board (which non-profit or for-profit). • Outside financial interest. An ownership, equity or investment interest you hold in an organization other than BlackBerry. • Personal information. Information about an identifiable individual. • Public official. Public officials include anyone serving in or employed by a national, state, provincial or local government body or agency, such as elected officials, appointed officials and civil servants. Examples include: • legislators and governors • employees of public universities or local school systems • employees of the national, state or local government Public officials may also include: • employees or representatives of companies owned or controlled, in whole or in part, by governments (including carrier customers) • members of royal families • officers or employees of public international organizations, such as the United Nations or World Bank • officials and employees of political parties • candidates for foreign political office • any other private person acting in an official capacity for or on behalf of the government (e.g., a consultant hired by a government entity to work on its behalf). See also Government official. • Retaliation. Depending on the facts and circumstances, this can include almost any adverse employment action taken against an individual in direct response to that individual having exercised a right or otherwise engaged in a protected activity in good faith. Examples of retaliatory conduct could

65Contents include firing, demoting or reassigning someone, or refusing to provide them promotions, favorable work assignments or benefits to which they would typically be entitled in the due course. • Side agreement or side letter. An agreement or addendum to an agreement that is outside a related contract or other agreement, or that has been negotiated and executed outside BlackBerry’s formal contracting process. • Signing authority. Thresholds defining the monetary limits below which BlackBerry employees have authority to execute an agreement on BlackBerry’s behalf and bind the Company thereby as an authorized signatory, and above which they must have an employee with a higher level of approval authority execute the agreement. See also Monetary approval authority. • Third party. Any person who is not a BlackBerry employee and any entity that is not a BlackBerry business. Examples include consultants, outside lawyers, customs brokers, sales representatives, brokers, distributors, agents, suppliers and vendors. See also Business partner. • Third-party information. Non-public information provided or made available to BlackBerry by third parties, typically pursuant to a non-disclosure agreement or other means whereby BlackBerry has an obligation to maintain the confidentiality of the information. Confidential information about third parties that is known or made available to BlackBerry other than through a non-disclosure agreement or similar means (e.g., via a BlackBerry employee who previously worked for a third party) could also be considered third party information for which BlackBerry or the individual in possession of the information has an obligation to maintain confidentiality. • Tipping. Informing others of inside information. See also Inside information; insider trading. • Trade control laws. Laws, rules or regulations governing foreign trade activities, including import and export control laws, anti-boycott laws, trade embargoes or trade restrictions. See also Economic sanctions; export; import; trade embargo or trade restriction. • Trade embargo or trade restriction. See Economic sanctions; see also trade control laws. No Rights Created The BS&P is a statement of BlackBerry’s fundamental business standards, principles, policies and procedures. It seeks to help us understand the ethical behavior expected of all of us. However, the BS&P is not intended to, and does not, create any rights for any employee, customer, supplier, competitor, shareholder or any other person or any entity other than BlackBerry. The BS&P is subject to change. Changes can occur with or without prior notice.

66 BlackBerry Code of Business Standards and Principles Contents Anonymity (reporting ethics issues) 7, 15 Anti-boycott 34, 62, 65 Anticorruption 30, 62, PIPP , Gift Policy Anti-monopoly law 31, 62 Antitrust law 31, 62 Assets, use or protection of 12, 18, 19, 21, 24, 26, 29, 57, 62, 64 Audits, internal and external 14, 46, 49, 64 Blackberry assets 12, 18, 19, 21, 24, 26, 29, 57, 62, 64 Blackout period 50 Boards, serving on 3, 7, 9, 15, 26, 28, 45, 47, 64 Boycotts 34, 62 Bribery 62, PIPP , Gift Policy Bullying 41 Business courtesy 10, 62 Cartel law 31, 62 Charitable donations 57 Competition law 31, 33, 62 Compliance with laws 3, 7, 8, 9, 10, 11, 12, 14, 15, 16, 20, 24, 25, 28, 30, 31, 32, 34, 35, 36, 27, 38, 39, 45, 46, 48, 52, 54, 56, 57, 64 Confidential information 8, 22, 39, 42, 51, 65 Confidentiality (reporting ethics issues) 14, 16, 24, 25, 65 Conflict of interest 8, 10, 21, 26, 27, 28, 29, 62 Cooperation 7, 11, 34, 45, 49 Copyrighted materials 24 Corporate opportunity 26, 27 Corporate social responsibility 54 Decision making (decision tree) 8 Disclosures 10, 11, 37, 44 Disclosures, corporate 10, 11, 37, 44 Index Discrimination 40, 63 Diversity 40, 59 Donations 56, 57, 63 EICC® 59 Electronic communications, protection of 39, 42 Electronics Industry Citizenship Coalition® (EICC®) 59 Embargo 34, 63, 65 Entertainment 10, 26, 28, 30, 37, 38, 46, 62, 63 Environment 8, 11, 23, 40, 41, 42, 46, 54, 55, 62, 63 Equipment, use of 18, 24, 49, 54, 58, 62 EthicsLink 7, 14, 15, 44 Exports 34, 35, 63, 65 Financial interests, outside 27 Financial records 45, PIPP Financial reporting 45 Foreign Corrupt Practices Act (FCPA) PIPP Fraud 12, 19, 20, 21 Gifts 10, 21, 26, 28, 30, 37, 38, 45, 62, 63, Gift Policy Government, contracting with 3, 10, 21, 30, 34, 37, 38, 45, 49, 56, 58, 60, 62, 63, 64 Guidance, seeking 3, 6, 8, 10, 12, 14, 16, 26, 28, 30, 31, 36, 37, 39, 44, 45, 46, 50, 52, 54 Harassment 40, 42, 63 Health and safety 41 Hiring 10, 30 Human rights 54 Imports 34, 63, 65

67Contents Improper payments 30, 37, 56, 58, PIPP , Gift Policy Inadvertent disclosure 22, 23 Information, inside 63, 64, 65 Information, protection of 22, 39 Information, third party 39, 65 Insider trading 50, 63, 64, 65 Intellectual property 18, 22, 24, 25, 62, 64 Internal controls 30, 45, 46, 64 Investigations, internal and external 10, 11, 14, 15, 20, 49, 60 Investor relations 44, 52 Kickback 30, PIPP , Gift Policy Legitimate business use 18, 19 Local laws, compliance with 64 Management Approval Process (MAP) 47, 48 Managers, additional responsibilities 11 Marketing 18, 22, 31, 33, 34, 56 Misappropriation 18, 19 Monetary approval 46, 64 Money laundering 36, 64 Open source software 24 Outside activity 26, 29, 64 Outside employment 26, 64 Outside financial interests 27 Personal information 18, 22, 33 Political activities and contributions 18, 21, 58 Political process 19, 58 Public official 10, 21, 30, 58, 64, PIPP Public relations 52 Privacy, customer 39 Privacy, employee 39, 42 Proprietary information 18, 22, 23, 24, 26, 38, 62 Quality 30, 33, 37, 59 Recycling 54 Red flags 16, 21, 36 Reporting a concern 7, 11, 14, 15, 16, 21, 42, 44, 45 Resources, conservation 54 Resources, use of 3, 14, 16, 18, 26, 56, 57, 58 Retaliation 11, 14, 40, 64 Safety 8, 20, 41, 54, 59 Sanctions 34, 63 Signing authority 46, 47, 65 Social media 22, 52, 53 Social responsibility, corporate 54 Speaker, serving as 52, 53 Speaking up 7 Spending authority 47, 49 Suppliers 10, 24, 27, 39, 40, 54, 59, 60, 62, 65 Supplier code of conduct 59 Telecommunications community, participating in 33 Third-party information 24, 39 Threats or violent behavior 41 Tipping 50, 51, 65 Trade control laws 34, 65 Trade restrictions 34, 65 Trading stocks 27, 29, 51, 62 Training 6, 11, 46, 64 Travel 21, 23, 26, 46, 47, 62, 63 Violence, workplace 41 Waivers 9, 10

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